Exhibit 2.5

EXECUTION COPY

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated as of March 9, 2010 (this “Agreement”), is entered into between Agilent Technologies, Inc., a Delaware corporation (the “Seller”) and Bruker Corporation, a Delaware corporation (the “Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller has agreed to acquire Varian, Inc. (“Varian”) pursuant to a merger of Cobalt Acquisition Corp., a wholly-owned subsidiary of Seller with and into Varian, with Varian to be the surviving corporation of such merger (the “Varian Merger”), under the terms and conditions of that certain Agreement and Plan of Merger dated as of July 26, 2009 among Seller, Varian and Cobalt Acquisition Corp. (the “Varian Merger Agreement”).

WHEREAS, Varian and certain direct and indirect Subsidiaries of Varian are engaged in, among other things, the Business (as defined below) and, following the consummation of the Varian Merger, Seller desires to divest such Business;

WHEREAS, Purchaser, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its direct or indirect Subsidiaries (which, as of the closing of the transactions contemplated herein, will include Varian and its Subsidiaries as a result of the prior consummation of the Varian Merger), desires to sell, transfer and assign the Purchased Assets and the Assumed Liabilities of the Business to Purchaser and one or more of its Subsidiaries, upon the terms and subject to the conditions specified in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1                                         Definitions.

Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Annex A.

1.2                                         Rules of Construction.

(a)                                  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(b)                                 This Agreement does not, and is not intended to, confer any rights or remedies in favor of any person other than the parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(c)                                  The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The words “include”, “including”, or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import.  The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement.  The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

(d)           Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1              Asset Purchase. Upon the terms and subject to the conditions set forth in this Agreement and in the Intellectual Property Matters Agreement in the form attached hereto as Exhibit A (the “IPMA”) as applicable, at the Closing (as defined below), Seller shall or shall cause one or more of its Subsidiaries to sell, assign, transfer, convey and deliver to the Purchaser, and Purchaser or a designated Subsidiary of Purchaser shall acquire and accept from Seller or such Subsidiaries, all of Seller’s and such Subsidiaries’ respective right, title and interest in and to the following assets and properties, free and clear of Liens other than Permitted Liens (all such assets collectively referred to herein as the “Purchased Assets”):

(i)                                     those current product lines of Seller, and those discontinued, predecessor and legacy product lines of the Business from the prior ten (10) years (the “Discontinued Products”), in each case described on Schedule 2.1(i) of the Disclosure Letter (collectively, the “Seller Products”);

(ii)                                  the tangible personal property assets of Seller listed on Schedule 2.1(ii) of the Disclosure Letter, including the fixed assets listed therein (the “Tangible Assets”);

(iii)                               all inventory, raw materials, works in progress and finished goods exclusively relating to any of the Seller Products or otherwise exclusively relating to the Business that exist as of the Closing Date (the “Inventory Assets”); provided that with respect to any and all triple-quadrupole (“QQQ”) mass spectrometry (“MS”) related inventories which could be used for either the GC-QQQ-MS product line (which constitutes a Seller Product) or the LC-QQQ-MS product line (which does not constitute a Seller Product), (A) inventory which is designated in the applicable production forecasts of the Varian Companies as being for GC-QQQ-MS shall constitute Inventory Assets hereunder and inventory which is designated in such production forecasts as being for LC-QQQ-MS shall not constitute Inventory Assets hereunder, and (B) inventory which is either designated in the applicable production forecasts of the Varian Companies as being for both GC-QQQ-MS and LC-QQQ-MS, or inventory which is not designated for either such product line, shall be allocated as Inventory Assets hereunder and non-Inventory Assets on the basis of the ratio of the total inventory designated for GC-QQQ-MS to the total inventory designated for LC-QQQ-MS in Varian’s fiscal year 2009;

(iv)                              true and complete copies of all Seller’s customer list, customer lead list, finished goods inventory list, production data, manuals and engineering records and other business records that, in each case, exclusively relate to, or are solely used in the operation of the Business (including but not limited to any such records and information that are exclusively related to the Purchased Assets) (collectively, the “Business Records”) provided, however, that the Business Records shall not include any (i) employee-related or employee benefit-related files or records, employee benefit plans or documents relating to commitments and arrangements with employees of Seller or its Affiliates, except for personnel files for Transferred Employees, or (ii) books and records that relate to or include information of third parties that is subject to a confidentiality agreement that is not a Purchased Asset; provided further that Seller shall retain a copy of any Business Records which are necessary or desirable for tax reporting purposes or for responding to queries or claims with respect to the conduct of the Business prior to the Closing or the defense of any claims under the terms of this Agreement or any other Transaction Document; and provided further that it is acknowledged, agreed and understood by Purchaser that Business Records relating to Discontinued Products will be transferred by Seller only to the extent that such Business Records exist as of the Closing and can be located through commercially reasonable efforts  on the part of Seller;

(v)                                 all unfulfilled customer purchase and supply orders of the Business as of the Closing Date which shall constitute Assumed Contracts hereunder;

(vi)                              the rights of Seller or any Subsidiary of Seller under those Contracts listed on Schedule 2.1(vi) of the Disclosure Letter to the extent that such rights are applicable to the Business and assignable to Purchaser (collectively, the “Assumed Contracts”);

(vii)                           the Transferred Intellectual Property Rights described in Schedule 2.1(vii) of the Disclosure Letter;

(viii)                        the Licensed Intellectual Property Rights as described in the IPMA;

(ix)                                the Transferred Licenses described in Schedule 2.1(ix) of the Disclosure Letter, which shall also be deemed to constitute Assumed Contracts hereunder;

(x)                                   all of the following finished goods inventory to the extent that such items are already bolted to, attached to, put on or otherwise part of a Seller Product or in final test or production for use on or in connection with a Seller Product as of the Closing: SPS3 sample changers; autosamplers; autoinjectors; Lab GC accessories; and Lab GC consumables;

(xi)                                all demonstration and research inventory to the extent substantially related to or substantially used in the Business, whether located in the field organization or otherwise (including SPS3 sample changers, autosamplers, autoinjectors, Lab GC accessories, and Lab GC consumables which form part of Seller Products included in such inventory in the manner described in clause (x) above);

(xii)                             all spare parts for the Business (including spare parts for any Discontinued Products), whether available at the factories or field offices of the Business or otherwise; provided that, with respect to any and all triple-quadrupole mass spectrometry related spare parts which could be used for either the GC-QQQ-MS products or the LC-QQQ-MS products (the “QQQ-MS Spare Parts”), such QQQ-MS Spare Parts shall be allocated between Seller and Purchaser based upon the percentage of the total number of QQQ-MS Spare Parts that were used solely for the GC-QQQ-MS product line (the “GC-QQQ Portion”) relative to the percentage of the total number of QQQ-MS Spare Parts that were used solely for the LC-QQQ-MS product line relative to the percentage of the total number of QQQ-MS Spare Parts that were used for combined GC-QQQ-MS/LC-QQQ-MS products (the “Combined QQQ-MS Portion”), in each case, during Varian’s fiscal year 2009, such that the number of QQQ-MS Spare Parts held by Seller and/or its Affiliates as of the Closing (the “Closing QQQ-MS Spare Parts”) that are transferred to Purchaser hereunder shall be the sum of (x) the GC-QQQ Portion of the Closing QQQ-MS Spare Parts plus (y) a portion of the Closing QQQ-MS Parts equal to the Combined QQQ-MS Portion thereof multiplied by the quotient obtained by dividing (I) the total number of QQQ-MS Spare Parts that were used solely for the GC-QQQ-MS product line in Varian’s fiscal year 2009 by (II) the total number of QQQ-MS Spare Parts that were used for both the GC-QQQ-MS products and the LC-QQQ-MS products in Varian’s fiscal year 2009;

(xiii)                          true and complete copies of customer lists, invoices, manuals, production data or other technical business records for SPS3 sample changers, autosamplers or autoinjectors that were sold exclusively for use with Seller Products only to the extent that such records exist and can be located through commercially reasonable efforts on the part of Seller and clearly indicate on the face of such documentation that such instruments were sold for use with a Seller Product;

(xiv)                         all service, maintenance and support contracts of Seller and/or its Affiliates that exclusively relate to Seller Products and which are in effect as of the Closing, including, without limitation, any of the same with respect to Discontinued Products (the “Service Contracts”); provided, however, that Service Contracts which are not assignable by their terms and/or Service Contracts of any customer who has objected (whether before or after to the Closing) to the assignment of such Service Contract to the Purchaser hereunder shall in each case be deemed not to have been assigned to Purchaser hereunder and shall be handled in accordance with Section 2.5; and provided, further, that, to the extent there are Service Contracts which cover both Seller Products and products of Seller and/or its Affiliates which are not Seller Products, following the Closing the parties shall consult and co-operate together to divide such Service Contracts on an equitable basis such that Purchaser will service any Seller Products and Seller and/or its Affiliates will service any other products under such Service Contracts;

(xv)                            the following documentation that exclusively relates to the Seller Products and that is owned by and in the possession of Seller as of the Closing: manufacturing documentation, including, without limitation, all records relating to the radioactive elements of the ICP-MS, hardware and firmware development documentation, software development documentation solely related to the software listed in Schedule 2.1(vii) of the Disclosure Letter, product safety documentation (relating to CE, UL/CSA, ETL, etc. standards), export control licenses and related export and import documentation, and marketing, sales and service documentation; and

(xvi)                         all goodwill associated with any of the assets described in the foregoing subparagraphs (i) through (xv).

Notwithstanding anything herein to the contrary, it is understood and agreed that Seller shall only be obligated to use commercially reasonable efforts to locate and deliver the items described in clauses (iv), (xi), (xii), (xiii) and (xv) of this Section 2.1 to Purchaser at the Closing and shall, following the Closing, promptly deliver any such items to Purchaser that, within sixty (60) days after the Closing, are identified by either Seller or Purchaser as still being in Seller’s possession following the Closing (with such identification to have sufficient specificity as to location of the relevant item so as to enable Seller to readily find, obtain and transfer same). Except as expressly provided in this paragraph, Seller shall have no liability whatsoever under this Agreement or otherwise for any failure to transfer or deliver the items described in clauses (xi), (xii), (xiii) and (xv) of this Section 2.1 to Purchaser either at or following the Closing.

2.2                                         Excluded Assets.  All assets of Seller and its Affiliates not specifically included in the Purchased Assets described in Section 2.1 above shall be retained by Seller and its Affiliates and are not being acquired by Purchaser and shall be referred to collectively herein as the “Excluded Assets”.  The Excluded Assets shall include, without limitation, the following:

(i)                                     all cash, cash equivalents, bank accounts and securities;

(ii)                                  All accounts receivable, notes and other receivables, including, without limitation, all receivables relating to the Business or the Purchased Assets, and tax refunds, unearned insurance premium refunds and other rights to payment relating to the Business, in each case, that are  incurred, issued or created on or prior to the Closing;

(iii)                               all insurance policies and all rights of Seller and its Affiliates of every nature and description under or arising out of such insurance policies;

(iv)                              all prepaid assets except as contemplated pursuant to Section 6.13(c) or Section 6.13(d);

(v)                                 All rights under or with respect to any claims, causes of action, choses in action, rights of recovery, rights of set-off and other rights of recoupment (including any such items relating to the payment or refund of Taxes, security or similar deposits and all insurance policies of Seller, and all rights and claims thereunder);

(vi)                              all real property, and all real property leasehold or license interests, wherever located, including, without limitation, all buildings and other structures, facilities or improvements located on such real property, all fixtures attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing;

(vii)                           All personal property other than the Tangible Assets and the Inventory;

(viii)                        Any user information or data associated with or derived from the internet websites of Seller or its Affiliates; provided, however, that such information and data, together with the customer lists and the customer lead lists described in Section 2.1(iv), shall constitute, effective as of the Closing, “confidential information” of Purchaser, and shall be subject to the restrictions on use by the Seller thereof, pursuant to the terms of the Confidential Disclosure Agreement dated January 6, 2010 between the Parties, it being understood that Seller and its Affiliates will not use any of the same for the purpose of reproducing the customer list of the Business, provided further that it is understood, acknowledged and agreed by Purchaser that the customer lists of Seller and its Affiliates for other products may include some or all of the customers of the Business;

(ix)                                the minute books, stock ledgers and Tax records of Seller and its Affiliates;

(x)                                   all employee-related or employee benefit-related files or records, all employee benefit plans and arrangements, and all assets of, or held by or with respect to, any employee benefit plan (whether or not governed by ERISA) or any trust, fund or account that is related to any such employee benefit plan or that is similar in purpose or function thereto, except for personnel files of Transferred Employees;

(xi)                                All assets, including those related to IT systems, logistics, back office and overhead functions, used in connection with the centralized management functions provided by Seller and its Affiliates to the Business;

(xii)                             all rights of Seller and/or its Affiliates under this Agreement, any of the Ancillary Agreements and/or any instrument or certificate delivered in connection with this Agreement or any of the Ancillary Agreements, and all records prepared in connection with the transactions contemplated hereby;

(xiii)                          all product lines of Seller and/or its Affiliates other than the Seller Products;

(xiv)                         all rights relating to Excluded Liabilities;

(xv)                            assets provided through services or licenses provided or licensed by Seller to Purchaser under the Transition Services Agreement; and

(xvi)                         all items listed in Schedule 2.2(xvii) of the Disclosure Letter, as such schedule may be amended upon the mutual agreement of the Parties prior to the Closing.

2.3                                         Assumption by Purchaser of Certain Liabilities; Retention by Seller of Remaining Liabilities.

(a)                                  Upon the terms and subject to the conditions set forth in this Agreement and in the IPMA, as applicable, at the Closing, the Purchaser shall assume, pay, perform and discharge when due any and all Liabilities of Seller and its Affiliates to the extent arising out of or relating to the Business or the Purchased Assets on or after the Closing, other than the Excluded Liabilities (the “Assumed Liabilities”).  Without in any way limiting the generality of the foregoing, the Assumed Liabilities shall include the following:

(i)                                     all Liabilities of Seller or of any of its Affiliates under the Assigned Contracts, but only to the extent that such Liabilities (A) arise, are incurred or require performance of an action after the Closing, and (B) do not arise or result from any breach, default or violation prior to the Closing by Seller or any Affiliate of Seller of any Assigned Contract;

(ii)                                  all Liabilities arising after the Closing Date for any infringement or alleged infringement with respect to the Business or the Purchased Assets of (A) any right of any other Person relating to the IP Rights, or (B) any right of any other Person pursuant to any license, sublicense or agreement relating to the IP Rights including the Transferred Licenses;

(iii)                               (A) all Liabilities of Seller and its Affiliates in respect of the Seller Products sold by the Business at any time for exchanges, returns and warranty claims arising on, prior to or after the Closing Date and (B) all Liabilities of Seller and its Affiliates for any refunds, adjustments, allowances, merchantability and other similar claims (“Other Claims”) arising on or after the Closing to the extent the amount of such Other Claims exceeds $500,000 (the Liabilities referred to in (A) and (B) collectively, the “Warranty Obligations”);

(iv)                              all Liabilities of Seller and its Affiliates under the Service Contracts assumed by Purchaser hereunder;

(v)                                 except as otherwise expressly provided in Section 6.6 and 6.7 hereof and except for commissions due to Transferred Employees for sales made prior to the Closing Date, all Liabilities relating to any Transferred Employee;

(vi)                              all Liabilities assumed by Purchaser under the terms of this Agreement or any other Ancillary Agreement;

(vii)                           any Liabilities with respect to Discontinued Products;

(viii)                        all other Liabilities to the extent arising out of or relating to or incurred in connection with the Business after the Closing, including (A) the operation of the Business after the Closing, (B) the use of any of the Transferred Intellectual Property Rights or Licensed Intellectual

Property Rights by Purchaser or permissible licensees and (C) any condition arising after the Closing with respect to the Purchased Assets.

(b)                                 The parties agree that, except for the Liabilities of Seller and its Affiliates described above in Section 2.3(a), Purchaser shall not assume, pay, perform or discharge or otherwise have any obligation or liability for, any and all Liabilities of Seller or any Affiliate of Seller (whether now existing or hereafter arising), and Seller and its Affiliates shall retain, and shall be solely responsible and liable for paying, performing and discharging when due, all Liabilities of Seller or its Affiliates arising out of or relating to the Business or the Purchased Assets prior to the Closing (collectively, the “Excluded Liabilities”), including but not limited to the following Liabilities:

(i)                                     any Liability to the extent arising out of or relating to the operation or conduct by Seller or any of its Affiliates of any businesses other than the Business;

(ii)                                  subject to the provisions of Section 2.5 hereof, any Liability to the extent arising out of or relating to any Excluded Asset;

(iii)                               any Liability in respect of Taxes that are to be borne by Seller pursuant to Section 6.11(b) and any Liability for Taxes payable by any of its Affiliates relating to a Pre-Closing Tax Period;

(iv)                              except as provided for in Section 6.6 or 6.7, all Liabilities to or in respect of any current or former employees of Seller or any of its Affiliates;

(v)                                 except as provided for in Section 6.6 and 6.7, all Liabilities under any Seller Plans, including any pension or retirement plan, severance plan, retention plan, workers compensation, medical, life insurance, disability or other welfare plan, expenses and benefits incurred or claimed in respect of any Transferred Employee or other current or former employee of Seller or any of its Subsidiaries, and any claims by such Transferred Employees, their covered dependents, or any other current or former employees of Seller or any of its Subsidiaries, for benefits or claims arising on or prior to the Closing Date;

(vi)                              any Liability arising out of any Environmental Claim;

(vii)                           any Liability to any broker, finder or agent for any investment banking or brokerage fees, finder’s fees or commission and any other fees and expenses payable by Seller pursuant to Section 11.7 with respect to the transactions contemplated by this Agreement;

(viii)                        except as provided in Sections 2.5, 6.6 or 6.7, any Liabilities with respect to Contracts other than Assumed Contracts, the Service Contracts and the Warranty Obligations; and

(ix)                                any Liabilities for Other Claims arising on or after the Closing up to a maximum amount of $500,000 (it being understood that Purchaser shall be responsible for any amount of Other Claims that exceeds such amount).

2.4                                         Transfer.

(a)                                  The Purchased Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made.  Such transfer and assumption agreements shall be in a form mutually agreed by the Parties and shall include:  (i) a bill of sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”), (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”), (iii) to the extent required by Law, local asset transfer agreements for each jurisdiction other than the United States in which Purchased Assets or Assumed Liabilities are located in substantially the form attached hereto as Exhibit D with only such deviations therefrom as are required by local Law (the “Local Asset Transfer Agreements”), and (iv) such other agreements as may reasonably be required to effect the purchase and assignment of the Purchased Assets and Assumed Liabilities (collectively, the agreements referred to in clauses (i)—(iv), together with the IPMA, the ancillary agreements entered into by the Parties and/or their Affiliates pursuant to the terms of the IPMA, the Transition Services Agreement, the Symmetrical Supply Agreement the “Ancillary Agreements”) and shall be executed no later than at or as of the Closing by Seller and/or one or more of its Subsidiaries, as appropriate, and Purchaser or one of its Subsidiaries.

(b)                                 Such assignment, transfer or conveyance will be effective as of such times as provided in each respective Ancillary Agreement or any other Transaction Document and will be subject to the terms and conditions of this Agreement, any applicable Ancillary Agreement or other Transaction Document.

2.5                                         Approvals and Consents.

(a)                                  Notwithstanding anything to the contrary contained in this Agreement, and subject to the provisions of this Section 2.5, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser of any Purchased Asset would result in a violation of any applicable Law, or would require any Consent of any Governmental Authority or third party and such Consent shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof; provided, however, that, subject to the satisfaction or waiver of the conditions contained in ARTICLE VII, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof.  Following the Closing, the Parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly any such Consent, or any release, substitution or amendment, required to novate or assign all rights and obligations under the applicable Purchased Asset or other Liabilities that constitute the Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser will be solely responsible for such Purchased Assets and Assumed Liabilities from and after the Closing Date; provided, further, that neither Party nor any of its Subsidiaries shall be required to pay any consideration therefor.

(b)                                 Once such Consent, release, substitution or amendment is obtained, Seller shall, or shall cause its Subsidiaries to, sell, assign, and transfer to the Purchaser the relevant Purchased Asset to which such Consent, release, substitution or amendment relates for no additional consideration.  Applicable Transfer Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid in accordance with Section 6.11.

(c)                                  To the extent that any Purchased Asset and/or Assumed Liability cannot be transferred to the Purchaser following the Closing pursuant to this Section 2.5, the Purchaser and Seller shall use commercially reasonable efforts to enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the Parties the economic (taking into account Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset and/or Assumed Liability to Purchaser as of the Closing and the performance by the Purchaser of its obligations with respect thereto. Purchaser shall, as agent or subcontractor for Seller or its Affiliates, pay, perform and discharge fully the Liabilities of Seller or its Affiliates thereunder from and after the Closing

Date. To the extent permitted under applicable Law, Seller shall hold in trust for and pay to the Purchaser promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by Seller to the extent related to such Purchased Asset in connection with the arrangements under this Section 2.5.  Seller shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets.  Notwithstanding the foregoing, Seller shall have no obligation whatsoever to retain any portion of the Business, other than any individual asset or Contract (but only until such time as the transfer thereof may be effected in accordance with this Agreement), in order to obtain any such Consent referred to in this Section 2.5 or elsewhere in this Agreement.  Notwithstanding anything herein to the contrary, the provisions of this Section 2.5 shall not apply to any Consent required under any Antitrust Regulations, which Consents shall be governed by Section 6.3.

(d)                                 In the event that there are any Contracts for the purchase of products or services from or by Seller or any of its Affiliates which were not included in the Purchased Assets or the Assumed Liabilities and which were not specifically excluded from the transfers under this Agreement, but which would have been transferred to Purchaser as part of this Agreement but for the fact that such Contract was not discovered until after the Closing or inadvertently was not assigned (each, a “Later Discovered Contract”), to the extent permitted under the terms and conditions of such Later Discovered Contract and under applicable laws, Purchaser and Seller agree to cooperate and take such actions as may be necessary to cause such Later Discovered Contract or the applicable rights or obligations under such Later Discovered Contract to be assigned to Purchaser and, upon such assignment, such Later Discovered Contract shall be deemed to be an Assumed Contract hereunder.

2.6                                         Post-Closing Transfers.

(a)                                  If any Party discovers, within six (6) months after the Closing Date, that any Purchased Asset exclusively used within the Business prior to the Closing was not transferred to Purchaser as part of the consummation of the transactions contemplated by this Agreement, Seller shall and shall cause its Subsidiaries to promptly transfer, assign and convey, or shall cause such Purchased Asset to be transferred, assigned and conveyed, to Purchaser without any additional consideration therefor free and clear of all Liens.

(b)                                 If any Party discovers, within six (6) months after the Closing Date, that Purchaser owns any Purchased Assets that are Excluded Assets, or that any Purchased Assets have been transferred by Seller to Purchaser that are Excluded Assets, then the Parties agree that any such Excluded Assets will be considered to have been held in trust by the Purchaser for Seller and, at Seller’s option and written request, Purchaser shall and shall cause its Subsidiaries to promptly transfer, assign and convey, or shall cause any such Excluded Asset to be transferred, assigned and conveyed, at Seller’s sole cost and expense, to Seller or any of its Affiliates or other designees designated by Seller without any additional consideration therefor free and clear of all Liens. Notwithstanding the foregoing, Seller may opt not to receive such Purchased Assets that are Excluded Assets.

2.7                                         Purchaser Acknowledgement.  Purchaser hereby understands, acknowledges and agrees that (i) Seller and its Subsidiaries as of the date of this Agreement do not own any right, title or interest in the Purchased Assets or the Business and do not, as of the date of this Agreement, have the right to sell, assign, transfer or convey the Purchased Assets or the Business to Purchaser, (ii) the completion of the transactions contemplated by this Agreement and the other Transaction Documents is subject to the prior consummation of the Varian Merger. In the event that the Varian Merger is not consummated, Purchaser understands, acknowledges and agrees that neither Seller, Varian nor any of their respective Subsidiaries shall have any Liability whatsoever to Purchaser or any of its Affiliates in connection with the negotiation, execution and delivery and/or termination of this Agreement and the other Transaction

Documents (including with respect to any costs or expenses incurred by Purchaser or any of its Affiliates in connection therewith).

ARTICLE III

PURCHASE PRICE

3.1                                         Purchase Price.  The total consideration for the Purchased Assets shall consist of (a) the sum of $37,500,000 (thirty-seven million five hundred thousand U.S. dollars) payable to Seller in cash (the “Purchase Price”), and (b) the assumption by Purchaser of the Assumed Liabilities.

3.2                                         Payment of Purchase Price.  On the Closing Date, Purchaser shall pay the Purchase Price minus the Escrow Cash to Seller (for its own account and as agent for any Other Seller unless otherwise provided in any Local Asset Transfer Agreement).  Such amount shall be payable in United States dollars in immediately available federal funds and delivered by Purchaser to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing.

3.3                                         Deposit of Escrow Cash.  On the Closing Date, Purchaser shall cause to be deposited with J.P. Morgan Chase N.A., as the escrow agent (the “Escrow Agent”), the Escrow Cash.  The Escrow Cash shall be withheld from the Purchaser Price payable pursuant to Section 3.1 to the Seller as security for the indemnification obligations of the Seller pursuant to Article IX, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement, in substantially the form attached hereto as Exhibit E (the “Escrow Agreement”), dated as of the Closing Date, and executed by Purchaser, Seller and the Escrow Agent.

3.4                                         Allocation of Purchase Price.

(a)                                  Within ninety (90) days following the Closing Date, the Parties shall in good faith mutually agree to an allocation of the Purchase Price (and all other capitalizable costs) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder and any similar provision of state, local or foreign law, as applicable (the “Allocation Schedule”) for all purposes (including financial accounting and Tax purposes (except as otherwise required by generally accepted accounting principles).  Purchaser shall have the right to approve such allocation (which approval shall not be unreasonably withheld).

(b)                                 Not later than ten (10) days prior to the filing of their respective IRS Forms 8594 relating to the transactions contemplated by this Agreement, each Party shall deliver to the other Party a copy of its IRS Form 8594.

(c)                                  Purchaser and Seller shall be bound by such Allocation Schedule and shall file, according to Section 1060 of the Code, all returns (including, without limitation, filing Form 8594) and reports with respect to the transactions contemplated by this Agreement (including, without limitation, all federal, state and local Tax returns) on the basis of the allocation reflected in the Allocation Schedule.  In addition, Purchaser and Seller shall act in accordance with the Allocation Schedule in the course of any Tax audit, Tax review or Tax litigation relating thereto, and take no position and cause their Affiliates not to take any position inconsistent with the Allocation Schedule for income Tax purposes, including United States federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth specifically on any of the three disclosure letters delivered by Seller on the date hereof and attached hereto (each, a “Disclosure Letter “), Seller represents and warrants to Purchaser that the statements as set forth in this ARTICLE IV will be accurate as of the Closing.  For the purposes of this ARTICLE IV, all references to the Subsidiaries of Seller shall be deemed to include Varian and its Subsidiaries.

4.1                                         Corporate Existence.  Each of Seller and each of its Subsidiaries party to the other Transaction Documents (such Subsidiaries, collectively, the “Other Sellers”) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of Seller and each Other Seller has the requisite corporate, partnership or similar power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and, subject to the consummation of the Varian Merger, to consummate the transactions contemplated hereby and thereby and to carry on the Business. Seller and each Other Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

4.2                                         Corporate Authority.

(a)                                  Subject to the consummation of the Varian Merger, this Agreement, the Ancillary Agreements and the other agreements, instruments and documents to be executed and delivered in connection herewith (collectively, the “Transaction Documents”), to which Seller or any Other Seller is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by Seller and will be duly authorized by each applicable Other Seller by all requisite corporate, partnership or other action prior to Closing and no other proceedings on the part of Seller or its stockholders are (and no other proceedings on the part of any Other Seller or any of its equity holders will be) necessary for Seller or any Other Seller to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their obligations hereunder or thereunder. Seller has, and each of the Other Sellers will have at or prior to the Closing, full corporate or other organizational (as applicable) power and authority to execute and deliver the Transaction Documents to which it is a party and, subject to the consummation of the Varian Merger, to perform its obligations thereunder.  This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will be duly executed and delivered by Seller and any Other Seller party thereto. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Seller and/or any Other Seller, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b)                                 Except (i) for required filings under any applicable Laws or regulations relating to antitrust or competition (including but not limited to the approval by the US and European Union antitrust authorities of the transaction contemplated hereby) (collectively, “Antitrust Regulations”), (ii) if determined to be necessary by Seller, the filing of this Agreement with the Securities and Exchange Commission (the “SEC”), and subject to the consummation of the Varian Merger, the execution and delivery of this Agreement and the other Transaction Documents by Seller and/or each of the Other Sellers, the performance by Seller and each Other Seller of its respective obligations hereunder and thereunder and the consummation by Seller and each of the Other Sellers of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Seller or any Other Seller, (B) result in any violation or breach of, or constitute any material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, require that any Consent be obtained or result in the creation of any Lien under, any Assumed Contracts, to which Seller or any Subsidiary of Seller is a party or to which any of the Purchased Assets are subject, or (C)  violate, conflict with or result in any breach under any provision of any Law applicable to Seller or any Other Seller or the Purchased Assets, except in the cases of subclauses (B) and (C), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit, failure to obtain Consent or Lien would not reasonably be expected to be material to the Business or the Purchased Assets.

4.3                                         Governmental Approvals and Consents.  Except for any requirements under any Antitrust Regulations, no material Consent, order, or license from, material notice to or material registration, declaration or filing with, any United States, foreign, federal, state, provincial, municipal or local government, government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality (“Governmental Authority”) is required on the part of Seller or any Other Seller in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

4.4                                         Purchased Assets.

(a)                                  Seller or one of its Subsidiaries has, or at the Closing will have, and Purchaser will at the Closing acquire, good and valid title to the Purchased Assets (or in the case of leased Purchased Assets, valid leasehold interests in such leased Purchased Assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Purchaser and its Subsidiaries. The Tangible Assets are in good working condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently used.  Notwithstanding the foregoing, the provisions of this Section 4.4(a) shall not apply to Intellectual Property Rights matters (which are exclusively addressed in Section 4.7).

(b)                                 Immediately following the Closing, the Purchased Assets, together with the rights granted to Purchaser, and the services to be provided by Seller to Purchaser, under the Ancillary Agreements, shall be sufficient in all material respects to permit Purchaser to conduct the Business consistent with the manner in which the Business was conducted by Seller and its Subsidiaries as of immediately prior to the Closing.

4.5                                         Contracts

(a)                                  Except as set forth on Schedule 4.5(a) of the Disclosure Letter, no Assumed Contract in effect as of the date of this Agreement constitutes any of the following (any Contract specified in Schedule 4.5(a) of the Disclosure Letter is referred to as an “Assumed Material Contract”):

(i)                                     any Contract to which Seller or any of its Subsidiaries is a party limiting in any material respect the right of Seller or such Subsidiary to engage in any line of business or to compete with any Person, in each case, which would apply to the activities of Purchaser after the Closing with respect to the Business;

(ii)                                  a lease, sublease or similar Contract with any Person under which (A) Seller or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person as part of the conduct of the Business or (B) Seller or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any machinery, equipment, vehicle or other tangible personal property owned or leased by Seller or any of its Subsidiaries as part of the conduct of the Business, in any such case, that has involved an aggregate Liability or receivable, as the case may be, in excess of $250,000 in the year ended December 31, 2009;

(iii)          any Contract for the purchase of Seller Products by any customer of the Business involving the receipt in the twelve-month period ended December 31, 2009 of an amount in excess of $250,000 by Seller or any of its Subsidiaries;

(iv)                              a continuing Contract for the purchase by Seller, Varian or their respective Subsidiaries of materials, supplies, equipment or services for use in the Business (other than purchase orders for inventory (i.e., raw materials, work in process and finished goods) in the ordinary course of business), that has involved an aggregate Liability to any Person in excess of $250,000 in the year ended December 31, 2009;

(v)                                 a Contract granting a Lien upon any Purchased Asset other than Permitted Liens;

(vi)                              a Contract related to the Business providing for the services of any dealer, distributor, sales representative, franchise or similar non-employee representative that involved the payment or receipt in the twelve-month period ended December 31, 2009 of an amount in excess of $250,000 by Seller  or any of its Subsidiaries.

(b)                                 All Assumed Contracts are valid, binding and in full force and effect with respect to Seller or its Subsidiary that is party thereto subject to and except as limited by the effect, if any, of applicable bankruptcy and other similar laws and equitable principles affecting the rights of creditors generally and rules of law and equitable principles governing specific performance, injunctive relief and other equitable remedies. None of the Assumed Contracts have been amended or modified in any material respect except as set forth therein. Neither Seller nor any of its Subsidiaries is in material breach or default in the performance of any of their respective obligations under any Assumed Contract and, to the knowledge of Seller, no other party to such Assumed Contract is in material breach or default thereunder. No event exists which, with the giving of notice or lapse of time or both, would constitute a material breach, default or event of default on the part of Seller or any Subsidiary of Seller under any  Assumed Contract that is continuing unremedied.

(c)                                  Notwithstanding the foregoing, the provisions of this Section 4.5 shall not apply to Intellectual Property Rights matters (which are exclusively addressed in Section 4.7).

4.6                                         Litigation.  Neither Seller, any Other Seller nor any other Subsidiary of Seller is subject to any order, judgment, stipulation, injunction, decree of, or agreement with, any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Transaction Documents or would reasonably be expected to have a Seller Material Adverse Effect.  No Proceeding is pending or, to the knowledge of Seller, threatened against Seller, any Other Seller or any Subsidiary which would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents or would reasonably be expected to have a Seller Material Adverse Effect.

4.7                                         Intellectual Property Rights.

(a)                                  Seller owns the Transferred Intellectual Property Rights free and clear of any Liens (other than Permitted Liens and existing licenses).

(b)                                 No Proceedings have been instituted or are pending against Seller or to the knowledge of Seller are threatened, which challenge the rights of Seller with respect to use or ownership of the Business or the Transferred Intellectual Property Rights.  To Seller’s knowledge, the conduct of the Business does not infringe upon any Intellectual Property Rights of any third party.

(c)                                  As of the date hereof, neither Seller nor any of its Subsidiaries have received any written notice nor is there any pending Proceeding, to which Seller or any of its Subsidiaries is a party, alleging (i) that the use of the Transferred Intellectual Property Rights by Seller or any of its Subsidiaries violates any valid Intellectual Property Right of any third party, (ii) invalidity of the Transferred Intellectual Property Rights, or (iii) ownership of the Transferred Intellectual Property Rights by a third party.

(d)                                 Seller represents and warrants that:  (i) Schedule 2.1(vii) of the Disclosure Letter lists the Patents, Trademarks, Copyrights, and Mask Works owned by Seller that are included in and are part of the Transferred Intellectual Property Rights; (ii) Schedule 2.1(ix) of the Disclosure Letter lists the agreements under which material Intellectual Property is licensed to Seller from third parties that is used in the Business and which will, subject to the provisions of Section 2.5 hereof, be assigned by Seller to Purchaser in connection with the transactions contemplated by this Agreement; and (iii) Exhibit          of the IPMA lists the material Intellectual Property Rights of Seller that are not used exclusively in the Business to which Seller will grant Purchaser certain license rights (as specified in the IPMA).  To Seller’s knowledge, Seller owns or licenses from third parties the Intellectual Property Rights necessary to conduct the Business (as collectively specified in subsections 4.7(d)(i) through 4.7(d)(iv) above in this Section 4.7(d)).

(e)                                  Schedule 4.7(e) to the Disclosure Letter includes a true and complete list of all licenses, sublicenses and other Contracts pursuant to which any Person is authorized to use any Transferred Intellectual Property Rights (other than Contracts with customers or distributors of the Business entered into in the ordinary course of business).

(f)                                    To Seller’s knowledge, Seller’s use of the Intellectual Property Rights licensed from third parties that are exclusively used in the Business does not violate any agreement between Seller and the third party.

(g)                                 To Seller’s knowledge, there is no unauthorized use, infringement or misappropriation by any third party of any of the Transferred Intellectual Property Rights.

(h)                                 To Seller’s knowledge, the computer software and/or firmware included as part of the Purchased Assets or the Transferred Intellectual Property Rights does not contain any disabling mechanism or protection feature designed to prevent its use.  Seller has exercised commercially reasonable efforts to protect such computer software and/or firmware from harmful code, including without limitation self-replicating and self-propagating programming instructions commonly called “viruses” or “worms” (which has the ability to damage, interfere with or otherwise adversely affect computer programs, data files or hardware without the consent or intent of the computer user).

(i)                                     Except for off-the-shelf third-party software, there is no encryption function or code embedded in the software and/or firmware that is included as part of the Transferred Intellectual Property Rights.

(j)                                     Seller and its Subsidiaries have taken commercially reasonable efforts to secure valid, written assignments from all employees, consultants and independent contractors who have been involved with the creation or development of any material Transferred Intellectual Property Rights at the times during which they were so involved (either as employees or independent contractors of Seller or employees of third parties who assigned ownership of their rights relating thereto to Seller).

(k)                                  Seller has used commercially reasonable efforts to protect the proprietary and trade secret status of trade secrets included in the Transferred Intellectual Property Rights, as appropriate, and has not disclosed or otherwise caused the loss of the proprietary or trade secret status thereof by release thereof to the public domain.

4.8                                         Tax Matters.

(a)                                  To the extent that failure to do so would materially and adversely affect, or result in a material Lien, on any of the Purchased Assets or otherwise result in Purchaser having any liability for payment of any amount, Seller has withheld with respect to the Business Employees and paid to the appropriate Governmental Authority all federal, state, local and foreign income taxes, FICA, FUTA and any other employment-related Taxes required to be withheld or paid. Neither Seller nor any of its Subsidiaries has any material liability for unpaid Taxes in respect of the Purchased Assets other than Taxes that are not yet due and payable.

(b)                                 None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(c)                                  There are no outstanding Tax Liens against any of the Purchased Assets (other than Permitted Liens) and no claims are being asserted by any Governmental Authority with respect to any Taxes related to the Business or any of the Purchased Assets.

(d)                                 None of the Purchased Assets is property that is required to be treated for Tax purposes as being owned by any other Person (other than those Purchased Assets that are leased).

4.9                                         Compliance with Laws.  The Business is being and has been conducted by Seller and its Subsidiaries in material compliance with the Laws applicable thereto. Neither Seller nor any of its Subsidiaries has received any written notices of violation with respect to any Laws applicable to the conduct of the Business or the ownership or operation of the Purchased Assets other than as would not be material to the Business or the ownership or operation of the Purchased Assets. Seller and its Subsidiaries each have all material governmental permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (collectively, “Permits”) necessary to conduct the Business as presently conducted.  Neither Seller nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (i) any actual or possible material violation of any Permit, or any failure to comply in any material respect with any term or requirement of any Permit, in each case related to the Business or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit related to the Business.

4.10                                   Environmental Matters.  Except as disclosed in Schedule 4.9 of the Disclosure Letter: (a) Seller, each Other Seller and each of the Subsidiaries of Seller in respect of the Business, the Purchased Assets and the Hazardous Materials Activities relating to the Business Facilities are and have been in material compliance with all Environmental Laws, including the possession of, and the compliance with, all material Permits required under Environmental Laws; (b) there has not been any Release of Hazardous Materials at or from the Business Facilities in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws; and (c) neither Seller nor any Subsidiary of Seller has received any Environmental Claim relating to the Business, and to the knowledge of Seller, there are no Environmental Claims threatened against the Business.

4.11                                   Financial Information.  Attached as Schedule 4.11 of the Disclosure Letter are pro forma unaudited statements of income for the Business for the fiscal years ended September 30, 2008 and 2009 (collectively, the “Business Financial Statements”).  The Business Financial Statements have been prepared in good faith on the basis described in Schedule 4.11 of the Disclosure Letter.

4.12                                   Employees

(a)                                  Schedule 6.6 to the Disclosure Letter (consisting of the Final List delivered by Seller prior to the Closing) will be a complete and accurate list of all the Business Employees as of the date of delivery thereof to Purchaser.

(b)                                 Neither Seller nor any of its Subsidiaries has received any notice that any executive or key Business Employee, or any group of Business Employees, has any plans to terminate his, her or their employment with Seller or any such Subsidiary.

(c)                                  Seller and its Subsidiaries are in compliance in all material respects with all applicable Laws regarding employment practices, terms and conditions of employment, equal opportunity and wages and hours, including without limitation WARN, ERISA, COBRA and the FLSA, with respect to the conduct of the Business by Seller and its Subsidiaries.

(d)                                 Neither Seller nor any of its Subsidiaries has any labor relations problems or disputes related to the Business or the Business Employees. With respect to the Business, there is not presently pending or existing, and to the Knowledge of Seller, there is not threatened, any strike, slowdown, picketing, or work stoppage. Except as described in Schedule 4.12 of the Disclosure Letter, neither Seller nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or union contract related to the Business or the Business Employees.  No union organization effort is threatened, initiated or is in progress with respect to the Business or the Business Employees.

4.13                                   Inventory.  To the Knowledge of Seller, the Inventory Assets consist of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods, all of which is merchantable, fit for the purpose for which it was procured or manufactured, and in a condition and quantity usable, and, with respect to finished goods only, saleable, in the ordinary course of business.  To Knowledge of Seller, none of the Inventory is obsolete, damaged or defective in any material respect. Notwithstanding the foregoing, for the purpose of the representations in this Section 4.13, Inventory Assets shall solely mean inventory related to the Seller Products being sold by Seller as of the Closing and shall not include, and the representations contained herein shall not be applicable to, any inventory related to Discontinued Products.

4.14                                   Fair Consideration; No Fraudulent Conveyance. The transfer of the Purchased Assets to Purchaser as contemplated by this Agreement and the Ancillary Agreements is made in exchange for fair and equivalent consideration, and neither Seller nor any Other Seller is now insolvent nor will be rendered insolvent by the sale, transfer and assignment of the Purchased Assets as contemplated by this Agreement and the Ancillary Agreements.  Neither Seller nor any Other Seller is entering into this Agreement or the transactions contemplated hereby with the intent to defraud, delay or hinder its creditors and the consummation of the transactions contemplated by this Agreement, and the Ancillary Agreements will not have any such effect.  The transactions contemplated by this Agreement or any Ancillary

Agreement will not give rise to any right of any creditor of Seller or any Subsidiary of Seller to assert any claim whatsoever against Purchaser or any of the Purchased Assets in the hands of Purchaser or any of their respective successors and assigns following the Closing.

4.15                                   Finders; Brokers.  Seller has not employed any finder or broker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee or commission from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

ARTICLE V

REPRESENTATIONS OF PURCHASER

Purchaser represents and warrants to Seller as follows:

5.1                                         Corporate Existence.  Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  Purchaser has the requisite corporate power and authority to own, lease and operate the Purchased Assets and to assume the Assumed Liabilities, and to carry on the Business in substantially the same manner as the same is now being conducted by Seller and its Subsidiaries.

5.2                                         Corporate Authority.

(a)                                  This Agreement and the other Transaction Documents to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby involving Purchaser have been duly authorized by Purchaser by all requisite corporate, partnership or other action.  Purchaser has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.  This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Purchaser, enforceable against it in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and the implied covenant of good faith and fair dealing.

(b)                                 The execution and delivery of this Agreement and the other Transaction Documents by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Purchaser, (B) result in any violation or breach or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien under any contract, indenture, mortgage, lease, note or other agreement or instrument to which Purchaser is subject or is a party, or (C) violate, conflict with or result in any breach under any provision of any Law applicable to Purchaser or any of its properties or assets, except, in the case of clauses (B) and (C), to the extent that any such default, violation, conflict, breach or loss would not reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Transaction Documents or would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.3                                         Governmental Approvals and Consents.  Except for any requirements under any Antitrust Regulations, no Consent, approval, order or authorization of, license or permit from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Purchaser or any of its Affiliates in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby except for such consents, approvals, orders or authorizations of, licenses or permits, filings or notices which have been obtained and remain in full force and effect and those with respect to which the failure to have obtained or to remain in full force and effect would not have a Purchaser Material Adverse Effect.  To the knowledge of Purchaser, there are no filings of the nature contemplated by Sections 4.2(a) and 4.2(b) required to be made by Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement or any other Transaction Document on account of the business or operations of Purchaser, other than the filings expressly contemplated by Sections 4.2(a) and 4.2(b).

5.4                                         Litigation.  Neither Purchaser nor any of its Affiliates is subject to any order, judgment, stipulation, injunction, decree or agreement with any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Transaction Documents or would reasonably be expected to have a Purchaser Material Adverse Effect.  No Proceeding is pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates which would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents.

5.5                                         Financial Capacity.  Purchaser currently has, and at Closing will have, the financial capacity and resources necessary and sufficient to consummate the transactions contemplated hereby, including any related fees and expenses.  The funds necessary to close the transactions contemplated hereby and pay any related fees and expenses will be available to Purchaser on a timely basis for the transactions contemplated hereby without the need for Purchaser to obtain any external financing.

5.6                                         Finders; Brokers.  None of Purchaser nor any of its Affiliates has employed any finder or broker in connection with the Purchase who would have a valid claim for a fee or commission from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

ARTICLE VI

AGREEMENTS OF PURCHASER AND SELLER

6.1                                         Operation of the Business.  Except as otherwise provided in this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, from the date hereof until the Closing, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld) Seller shall, and it shall use its commercially reasonable efforts to cause Varian and the Subsidiaries of Varian in respect of the Business to, continue to operate and conduct the Business in the ordinary course of business consistent with past practice.  Except as otherwise contemplated by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, without limiting the generality of the foregoing, Seller shall not and shall use its commercially reasonable efforts to cause Varian and the Subsidiaries of Varian not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld), take any of the following actions with respect to the Purchased Assets or the Business:

(a)                                  transfer, sell, lease, license or otherwise convey or dispose of, or subject to any Lien (other than Permitted Liens), any of the Purchased Assets, other than (i) sales or non-exclusive licenses of inventory in the ordinary course of business, (ii) other transfers, leases, licenses and dispositions made in the ordinary course of business;

(b)                                 grant any material increase in the compensation or benefits arrangements of a Transferred Employee or under any Seller Plan, except for increases in the compensation or benefits of such employees:  (A) in the ordinary course of business (excluding severance or bonuses, in either case payable by Seller upon consummation of the transactions contemplated by this Agreement, for Business Employees covered by parts (i) and (iii), but not part (ii) of such definition), (B) as a result of collective bargaining or other agreements with such employees as in effect on the date hereof, or (C) as required by applicable Law from time to time in effect or by any employee benefit plan, program or arrangement sponsored by Varian or one of its Subsidiaries as in effect on the date hereof;

(c)                                  voluntarily terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such contract) in any respect the material terms of any Assumed Material Contract other than in the ordinary course of business consistent with past practice;

(d)                                 commence or settle any material Proceeding solely relating to the Business or the  Purchased Assets;

(e)                                  agree or commit to do any of the foregoing.

Not fewer than five (5) days prior to the Closing, Seller shall deliver to Purchaser a supplement to Schedules 2.1(vi) and 4.5(a) of the Disclosure Letter, which shall identify those Contracts entered into by Seller, Varian or any of their respective Subsidiaries after the date of this Agreement not in violation of the terms hereof which would have constituted “Assumed Contracts” and “Assumed Material Contracts” respectively if such Contracts had been in effect as of the date hereof, and such Contracts identified on such supplement to Schedule 2.1(vi) and 4.5(a) of the Disclosure Letter shall be deemed “Assumed Contracts” and “Assumed Material Contracts” respectively for all purposes hereof so long as such Contracts were entered into in accordance with the terms hereof.

6.2                                         Access to Information; Confidentiality.

(a)                                  Until the Closing, Seller shall, and shall use its commercially reasonable efforts to cause Varian and its Subsidiaries to, permit Purchaser and its authorized agents or representatives to have reasonable access to the properties, books, records, Contracts and such financial (including working papers) and operating data of the Business and the Business Employees as Purchaser may reasonably request, during business hours to review information and documentation and ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Varian and its Subsidiaries, shall comply with the reasonable security and insurance requirements of Varian and its Subsidiaries and shall be at Purchaser’s sole risk and expense.  All requests for access to the offices, properties, books and records of Varian and its Subsidiaries shall be made to such representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder.  It is further agreed that neither Purchaser nor any of its Affiliates, agents or representatives shall contact Varian, any of the employees, customers (including dealers and distributors), suppliers, joint venture partners or Subsidiaries or Affiliates of Varian or Seller in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of Seller.  Notwithstanding the foregoing, neither Seller nor Varian nor any of the Subsidiaries of Varian shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of Seller, Varian or such Subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement.

(b)                                 The Parties expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either Party to the other Party or any Affiliate of such other Party, or by Varian or any of its Subsidiaries to Purchaser, in connection with the negotiation of this Agreement or the other Transaction Documents or pursuant to Section 6.5 (“Confidential Information”) shall be treated as “confidential information” under that certain Confidential Disclosure Agreement dated January 6, 2010 between the Parties.

6.3                                         Necessary Efforts; No Inconsistent Action.

(a)                                  Subject to Section 6.3(b) and the other terms and conditions of this Agreement, Seller and Purchaser agree, and Purchaser and Seller agree to cause their respective Subsidiaries, to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by the Transaction Documents and to use its reasonable commercial efforts to cause the conditions to each Party’s obligation to close the transactions contemplated hereby as set forth in ARTICLE VII to be satisfied, including all actions necessary to obtain (i) all licenses, certificates, permits, approvals, clearances, expirations, consents, waivers or terminations of applicable waiting periods, authorizations, qualifications and orders (each a “Consent”) of any Governmental Authority required for the satisfaction of the conditions set forth in Section 7.1(b), and (ii) all other Consents (it being understood that the failure to obtain any such Consents contemplated by this clause (ii) shall not, by itself, cause the condition set forth in Section 7.3(b) to be deemed not to be satisfied and it being further understood that neither Party nor any of their respective Subsidiaries shall be required to expend any money other than for filing fees or expenses or de minimis costs or expenses or agree to any restrictions in order to obtain any Consents) necessary in connection with the consummation of the transactions contemplated by the Transaction Documents; provided, however, that, except as provided in Section 2.5, in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets (including assets that would be Purchased Assets but for the inability to obtain a Consent of a Governmental Authority). The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b)                                 In connection with the efforts referenced in Section 6.3(a), Purchaser and Seller shall promptly make all filings which may be required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby.  In addition, Purchaser and Seller agree, and Seller shall cause each of its Subsidiaries, to cooperate and to use their reasonable best efforts and take all actions necessary to obtain any Consents from Governmental Authorities required for the Closing contemplated by Section 6.3(a)(i) above and to respond as promptly as practicable to any requests for information from any Governmental Authority; provided, however, that in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets (including assets that would be Purchased Assets but for the inability to obtain a Consent of a Governmental Authority) in order to comply  with its obligations in respect of the foregoing.  Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority.

(c)                                  Each of Purchaser and Seller shall notify and keep the other advised as to (i) any material communication from any Governmental Authority regarding any of the transactions contemplated hereby, (ii) any litigation or administrative proceeding pending and known to such Party, or to its knowledge threatened, which challenges, or would challenge, the transactions contemplated hereby and (iii) any event or circumstance which, to its knowledge, would constitute a breach of its respective representations and warranties in this Agreement; provided, however, that the failure of Seller or Purchaser to comply with this Section 6.3(c) shall not subject Seller or Purchaser to any Liability hereunder in respect of any claim asserted after the relevant expiration date for the relevant representation or warranty; and provided further, that Purchaser may not separately recover pursuant to ARTICLE IX or otherwise for both a breach of this Section 6.3(c) and any related breach of the relevant representation or warranty.  Subject to the provisions of ARTICLE X hereof, Seller and Purchaser shall not take any action inconsistent with their obligations under this Agreement or, without prejudice to Seller or Purchaser’s rights under this Agreement, which would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

6.4                                         Public Disclosures.  Unless otherwise required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any Party or its Affiliates without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed).  If in the judgment of either Party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall to the extent practicable use commercially reasonable efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

6.5                                         Post-Closing Access to Records and Personnel.

(a)                                  Exchange of Information.   After the Closing, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using reasonable commercial efforts to give access to third parties possessing information), during normal business hours, to the other Party’s employees and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Subsidiaries or otherwise not relating to the other Party and its Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b)                                 Financial and Other Information.  After the Closing, each Party shall provide, or cause to be provided, as soon as reasonably practicable after written request therefor and at the sole expense of the requesting Party, to the other Party such financial and other data and information reasonably available and in its possession (in such form as is reasonably available to it) as is reasonably requested by the other

Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings, including Tax Returns, to be filed with any Governmental Authority; provided, however, that the out-of-pocket cost to prepare any financial statements of Purchaser after the Closing shall be borne solely by Purchaser.

(c)                                  Ownership of Information.  Any information owned by a Party that is provided to a requesting Party pursuant to this Section 6.5 shall be deemed to remain the property of the providing Party.  Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d)                                 Record Retention.  Except as otherwise provided herein, each Party agrees to use its reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business or the Purchased Assets, (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, as set forth in their regular document retention policies, as such may be amended from time to time, following the Closing Date or for such longer period as may be required by Law or as may be reasonably requested in writing by any Party, or until the expiration of the relevant representation or warranty under any of the Transaction Documents and any related claim of indemnification related thereto.  Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided that, prior to such destruction or disposal (i) such Party shall provide no less than 90 nor more than 120 days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out of pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(e)                                  Limitation of Liability.  No Party shall have any Liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate.  No Party shall have any Liability to any other Party if any information is destroyed or lost after reasonable commercial efforts by such Party to comply with the provisions of Section 6.5(d).

(f)                                    Other Agreements Providing For Exchange of Information.  The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(g)                                 Confidential Information.  Nothing in this Section 6.5 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

6.6                                         Employee Relations and Benefits.

(a)                                  Promptly following the execution of this Agreement, Seller shall deliver to Purchaser a preliminary list (the “Preliminary List”) of the Business Employees which shall be attached to the Disclosure Letter as Schedule 6.6 thereof and, within ten (10) days prior to the Closing Date, Seller shall cause a final list of the Business Employees to be delivered to Purchaser (the “Final List”) which shall replace and supercede the Preliminary List as Schedule 6.6 of the Disclosure Letter. For the purposes of this Agreement, the term “Business Employees” shall mean those employees reflected on the Final List. Seller agrees to use commercially reasonable efforts to cause Varian to provide Purchaser with reasonable access to and the opportunity to meet and interview each of the Business Employees for the purpose of negotiating offers of employment contingent upon the consummation of the sale and transfer of the Purchased Assets to Purchaser and the other transactions contemplated hereby. Seller further agrees to co-operate and consult with Purchaser regarding Purchaser’s hiring of Business Employees and to use commercially reasonable efforts (without, for the avoidance of doubt, any requirement to pay any amount to any person) to encourage Business Employees who have received an offer of employment from Purchaser to accept such offer. The following provisions shall apply with respect to Purchaser’s employment of Business Employees:

(i)                                     Automatic Transferred Employees shall not be terminated upon Closing, but rather the rights, powers, duties, liabilities and obligations of any of Seller, Varian or any of their respective Subsidiaries to such employees in respect of the material terms of employment with the employees in force immediately before Closing shall be transferred to Purchaser in accordance with applicable employment Laws.

(ii)                                  For Business Employees other than Automatic Transferred Employees, following consultation with Seller and the opportunity to meet with such employees, Purchaser shall make offers of employment, which shall be contingent and effective upon the Closing, to those Business Employees to whom Purchaser elects to extend offers of employment, each such offer to be for employment at a base salary or base wage rate at least equal to such employee’s base salary or base wage rate in effect immediately prior to the Closing and otherwise on terms, conditions and benefits of employment (including cash and equity incentive opportunities and benefits and bonus, except for bonuses and other payments related to the subject matter of this Agreement) that are comparable on an aggregate basis to the terms, conditions and benefits of employment of such employee with the Varian Companies as of immediately prior to the Closing.

(iii)                               Seller and its Subsidiaries (including the Varian Companies) shall be permitted to take any action they are legally required to take in order to comply with local employment Laws.

(iv)                              Those employees who are transferred to Purchaser and/or one of its Subsidiaries in accordance with clause (i) above and those who accept the offer of employment from Purchaser and/or one of its Subsidiaries in accordance with clause (ii) above and, in each case, who commence employment with Purchaser and/or one of its Subsidiaries shall be referred to herein as “Transferred Employees.”  For purposes hereof, “commence employment” shall mean the date that such employees become employed by Purchaser.

(v)                                 Starting on the Closing Date, Purchaser shall cause to be provided to each Transferred Employee the benefits provided to similarly situated employees under the employee benefit plans, agreements, programs, policies and arrangements of Purchaser and/or one of its Subsidiaries (the “Purchaser Plans”) unless otherwise required under local Law, in which case such benefits shall comply with local Law.

(vi)                              Except as set forth in the following sentence below, any and all liabilities and obligations, whether arising under contract, Seller’s Plans, local Laws or otherwise, to provide any termination, notice, severance or similar payments to any Business Employees arising out of the termination of their employment with Seller or its Subsidiaries at the Closing or Seller’s or its Subsidiaries’ automatic transfer of their employment at the Closing, shall be borne by Seller. Purchaser shall assume and shall indemnify Seller and its Subsidiaries against all liabilities and obligations to provide any severance or similar payments to (A) any Automatic Transferred Employees, and (B) any Transferred Employee whose employment is terminated by Purchaser or its Subsidiaries following the Closing Date.

(b)                                 Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employees or their covered dependents prior to the Closing Date.  Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date shall be the responsibility of Purchaser.  For purposes of this paragraph, a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of long-term disability benefits, when the disability occurs; in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(c)                                  With respect to any plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Purchaser, Purchaser shall, to the extent permitted by the terms of such plan and applicable Law,  (i) cause there to be waived any pre-existing condition and waiting periods and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees during the plan year of the applicable plan sponsored by Seller, Varian or one of their respective Subsidiaries during which the Closing occurs with respect to similar plans maintained by Seller, Varian and their respective Affiliates immediately prior to the Closing Date.

(d)                                 Transferred Employees shall be given credit for all service with Seller, Varian and any of their respective Subsidiaries, to the same extent as such service was credited for such purpose by Varian, under each Purchaser Plan in which such Transferred Employees are eligible to participate for purposes of eligibility, vesting and benefits accrual (but not for purposes of benefit accruals or benefit amounts under any defined benefit plan).

(e)                                  Except as required by applicable Law, as of the Closing Date, the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Seller, Varian and/or their respective Subsidiaries and shall commence participation in the Purchaser Plans.  Seller shall take all necessary actions to fully vest the Transferred Employees in their account balances under the Varian 401(k) plan or Seller Retirement Plan.  Purchaser shall take all steps necessary to permit each such Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Varian 401(k) Plan and the Seller Retirement Plan, if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution to the extent permitted by the Varian 401(k) Plan and the Seller Retirement Plan into an account under a 401(k) plan maintained by Purchaser (the “Purchaser’s 401(k) Plan”).  Notwithstanding the foregoing, Seller and Purchaser may mutually agree following the date hereof, but prior to the Closing Date, to provide for a trust to trust transfer of the account balances of Transferred Employees under the Varian 401(k) Plan to the Purchaser’s 401(k) Plan.

(f)                                    With respect to any accrued but unused vacation time (including flexible time off and sick pay) as of the Closing Date to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date (the “Vacation Policy”), to the extent permitted by law, Purchaser shall assume such accrued but unused vacation time as of the Closing for each Transferred Employee, provided however that Seller shall reimburse Purchaser to the extent that such accrued vacation obligation exceeds $2,500,000 (two million five hundred thousand U.S. dollars).

(g)                                 Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any Liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries after the Closing Date.  Seller shall retain all Liabilities, including Liabilities with respect to any “qualifying event,” (as defined under COBRA) incurred on or prior to the Closing Date or arising as a result of the transactions described herein.

(h)                                 The Parties acknowledge and agree that all provisions contained in this Section 6.6 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or (ii) to continued employment with Seller or Purchaser.

(i)                                     The Parties recognize that certain of the Transferred Employees are in nonimmigrant visa status or have applications for lawful permanent residence pending with the relevant governmental authorities (the “Affected Non-United States National Employees”).  The Parties further recognize that new or amended petitions with respect to such Affected Non-United States National Employees may be required in certain of these cases, unless Purchaser (or its Affiliates, as the case may be) is deemed the “successor-in-interest” to Seller or Varian, as applicable (as such term is used in pronouncements by the United States Citizenship and Immigration Service (“USCIS”)) with respect to such Affected Non-United States National Employees.  Accordingly, Purchaser hereby expressly agrees to assume, and Seller hereby assigns, all of the immigration-related Liabilities of the Affected Non-United States National Employees (including, without limitation, any obligations, Liabilities and undertakings arising from or under attestations made in each certified and still effective Labor Condition Application filed by Seller with respect to any such Affected Non-United States National Employees).  The Parties each agree to take such actions as may reasonably be requested at and following the Closing to document to the USCIS or such other governmental agency, as the case may be, as may be necessary, the “successor-in-interest” relationship with respect to any Affected Non-United States National Employees.

6.7                                         Non-U.S. Employees.

In addition to Section 6.6 as such section may be applicable to Non-U.S. Employees, this Section 6.7 applies only to Non-U.S. Employees and certain former non-U.S. Employees (“Non-U.S. Former Employees”).

(a)                                  This Section 6.7 and Section 6.7(a) of the Disclosure Letter shall contain covenants and agreements of the Parties on and as of the Closing Date with respect to:

(i)                                     the Non-U.S. Employees; and

(ii)                                  Non-U.S. Benefit Plans listed in Section 6.7(a)(ii) of the Disclosure Letter, provided or covering such Non-U.S. Employees and Non-U.S. Former Employees.

(b)                                 Seller and Purchaser and their respective Subsidiaries shall comply with all obligations either under the Transfer Regulations or other applicable Laws to notify and/or consult with Non-U.S. Employees or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to the other Party as is required by that Party to comply with its notification and/or consultation obligations.  Each Party shall indemnify the other Party against all Losses resulting from any failure of such Party to notify and/or consult or to provide such information in a timely manner.

(c)                                  The Parties acknowledge and agree that all provisions contained in this Section 6.7 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or (ii) to continued employment with Seller or Purchaser.

6.8                                         Transition Services and Supply Arrangements. Seller shall provide certain services to Purchaser following the Closing in connection with the transition of the Business to Purchaser pursuant to the terms and conditions of a Transition Services Agreement in substantially the form attached hereto as Exhibit F (the “Transition Services Agreement”). To the extent that Purchaser identifies, during the fourteen day period immediately following the signing of this Agreement, any commercially reasonable changes that Purchaser deems necessary for the transition of the Business to Purchaser, Seller and Purchaser agree to use commercially reasonable efforts to resolve such matters by mutual agreement. Seller shall further cause Varian to supply certain components, products and related services to Purchaser pursuant to the terms and conditions of a Symmetrical Supply Agreement in substantially the form attached hereto as Exhibit G (the “Symmetrical Supply Agreement”).

6.9                                         Symmetrical Supply Agreement.  Purchaser shall supply laboratory gas chromatography products and systems, and associated spare parts, to Varian following the Closing pursuant to the terms and conditions of the Symmetrical Supply Agreement.

6.10                                   Insurance Matters. Purchaser acknowledges that the policies and insurance coverage maintained on behalf of the Business are part of the corporate insurance program maintained by Seller and its Subsidiaries, and such coverage will not be available or transferred to Purchaser (except with respect to Assumed Liabilities for which claims have been made by Seller or any of its Subsidiaries against third party insurers under such policies on or prior to the Closing Date, subject to Purchaser’s paying any applicable deductible with respect to such claim).

6.11                                   Tax Matters.

(a)                                  Transfer Taxes.

(i)                                     For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, filing, recordation (including, without limitation, the cost of recording the assignment or transfer of the Transferred Intellectual Property Rights and the Transferred Trademarks), ad valorem, value added, bulk sales, stamp duties, excise, license or similar fees or taxes.  The Liability for Transfer Taxes shall be borne by Purchaser.  Seller and Purchaser shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(ii)                                  Unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the Party required by law to file such Tax Returns.  The Party filing such Tax Return shall invoice and pay the Transfer Taxes shown on such Tax Return.  The filing  Party shall use its reasonable commercial efforts to provide the other  Party the Tax Returns which it is required to file at least 10 days before such Tax Returns are due to be filed.  All such Tax Returns shall be consistent with the allocation of the Purchase Price as determined pursuant to Section 3.3.  Seller and Purchaser shall settle their respective obligations for the Liability for Transfer Taxes as defined in Section 6.11 no later than the time specified in Section 3.3.

(b)                                 Other Tax Returns and Payment of Taxes.

(i)                                     Except as provided in Section 6.12(a), Seller shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets for any taxable period ending on or before the Closing Date or for any Taxes related to the transactions contemplated by this Agreement (other than Transfer Taxes).  Seller shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.  Except as provided in Section 6.12(a), Seller shall be liable for any other Taxes of Seller and any Other Seller for any taxable period (including any Liability of Seller or Other Seller for the unpaid Taxes of any Person under Treas. Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise).

(ii)                                  As required by local law, Purchaser shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets for any taxable period beginning after the Closing Date; provided, however, that for the avoidance of doubt Purchaser shall not be liable for any Income Taxes of Seller or any of Seller’s Subsidiaries not transferred to Purchaser.  Purchaser shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(iii)                               To the extent applicable, Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Purchased Assets for taxable periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”).  Purchaser shall provide a copy of any such Tax Return for Seller’s review and approval at least fifteen (15) Business Days before filing.  Seller shall pay to Purchaser within five (5) Business Days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date.  For purposes of this Section 6.12(b)(iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed to be equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date.  Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of Seller.

(c)                                  Pre-Closing Settlement Payments.  If, after the Closing Date, Purchaser or any of its Affiliates receives any refund that is an Excluded Asset or utilizes the benefit of any overpayment or prepayment of Taxes that are Excluded Assets, Purchaser shall, or shall cause such Affiliate to, promptly remit or cause to be remitted to Seller the entire amount of the refund or overpayment (including any interest paid by the Governmental Authority paying the refund or the overpayment, but net of any Taxes that may be due on such refund or interest amount after giving effect to any deductions in respect of the payment of such amounts to Seller) received or utilized by Purchaser or such Affiliate.  If any such refund or benefit is subsequently reduced as a result of an adjustment required by any Governmental Authority, this Section 6.12(c) shall take such adjusted refund or benefit into account.  If Purchaser or any of its Affiliates pays any amount to Seller pursuant to this Section 6.12(c) prior to such adjustment, Seller shall repay the difference between the amount paid and the adjusted amount of the refund or benefit, as the case may be, to Purchaser, if the adjusted amount is less than the amount paid by Purchaser or such Affiliate to Seller pursuant to this Section 6.12(c), and Purchaser shall pay the difference between the adjusted amount of the refund or benefit and the amount paid by Purchaser or such Affiliate to Seller if the amount paid by Purchaser or such Affiliate to Seller is less than the adjusted amount.

(d)                                 Cooperation and Assistance.

(i)                                     The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding.  They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.12.

(ii)                                  If (A) either Party is liable under this Section 6.12, including any amounts due pursuant to Section 6.12(c), for any portion of a Tax shown due on any Tax Return required to be filed by the other Party pursuant to this Section 6.12, or (B) Seller is required to file any Tax Return with respect to any of its Subsidiaries pursuant to this Section 6.12, the Party obligated to file such Tax Return pursuant to this Section 6.12 shall deliver a copy of the relevant portions of such Tax Return (taking into account any extensions, if applicable) to the liable Party.  If the Parties disagree as to the treatment of any item shown on such Tax Return or with respect to any calculation with respect to any Tax Return to be filed pursuant to this Section 6.12, an independent public accounting firm acceptable to both Seller and Purchaser shall determine, consistent with Seller’s past practice (except as otherwise required by Law), how the disputed item is to be treated on such Tax Return.

(iii)                               Upon request or upon payment, each Party shall deliver to the tax director of the other Party certified copies of all receipts for any foreign Tax with respect to which such other Party or any of its Affiliates could claim a foreign tax credit and any supporting documents required in connection with claiming or supporting a claim for such a foreign tax credit.

(iv)                              The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to taxable periods that do not begin after the Closing Date.  Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions) and without first providing the other Party with a reasonable opportunity to review and copy the same.  Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a Tax audit of such Tax Returns and relevant to an obligation under this Section 6.12.

(v)                                 Seller shall use its reasonable commercial efforts to provide Purchaser with a clearance certificate or similar document(s) which may be required by any taxing authority to relieve Purchaser of any obligation to withhold any portion of the payments to Seller pursuant to this Agreement.

(e)                                  Tax Controversies.  A Party shall promptly notify the other Party in writing promptly (but in no event later than 30 days) (a “Notification”) upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.12.  Failure to give such Notification shall not relieve the indemnifying party from Liability under Section 6.12, except if and to the extent that the indemnifying party is actually prejudiced thereby.  Each Party shall be entitled to take control of the complete defense of any tax audit or administrative or court proceeding (a “Tax Claim”) relating to Taxes for which it may be liable, and to employ counsel of its choice at its expense; provided, that Seller and Purchaser shall jointly control the defense of any Tax Claim relating to Taxes with respect to a Straddle Period for which Taxes are allocated to both Seller and Purchaser under Section 6.12(b)(iii) of this Agreement.  Notwithstanding the immediately preceding sentence, each Party shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it is obligated to file a Tax Return (but does not have any indemnification obligation hereunder) under this Section 6.12 (or by Law), and to employ counsel of its choice at its expense; provided, that such Party unconditionally releases in writing the other Party from its indemnification obligation hereunder with respect to such Tax Claim; provided further, that such Party shall take control of such Tax Claim within 60 days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.12(e).  If one Party takes control of any such audit or proceeding, the other Party shall be entitled to participate, at its expense, in the defense of such audit or proceeding, and the Party controlling such audit or proceeding shall consider in good faith any suggestions made or points raised by the other Party.  Neither Party may agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other Party, which consent shall not be unreasonably withheld.  This Section 6.12(e) shall govern to the extent it would otherwise be inconsistent with Section 9.4(a).

6.12                                   Distributor Covenant.  Seller agrees that, for a period of five years from the Closing, neither it nor any of its Subsidiaries will market or sell (i) Agilent’s ICP-MS system(s) through any distributor that as of the date hereof or as of Closing distributed Seller Products that were ICP-MS system(s), (ii) Agilent’s Triple Quadrupole GC-MS system(s) through any distributor that as of the date hereof or as of Closing distributed Seller Products that were Triple Quadrupole GC-MS system(s) and (iii) Agilent’s Laboratory GC system(s) through any distributor that as of the date hereof or as of Closing distributed Seller Products that were Laboratory GC system(s) .

6.13                                   Mail Handling; Receivables and Payables.

(a)                                  To the extent that Purchaser receives any mail or packages addressed to Seller or its Subsidiaries and delivered to Purchaser not relating to the Business, the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller.  After the Closing Date, to the extent that Purchaser receives cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five (5) Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection.  Purchaser may not assert any set-off, hold-back, escrow or other restriction against any payment described in this Section 6.13.

(b)                                 To the extent that Seller receives any mail or packages addressed to Purchaser or its Subsidiaries and delivered to Seller relating to the Business, the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser.  After the Closing Date, to the extent that Seller receives cash or checks or drafts made payable to Purchaser that constitutes a Purchased Asset, Seller shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Purchaser within five (5) Business Days for such amount received, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection.  Seller may not assert any set-off, hold-back, escrow or other restriction against any payment described in this Section 6.13.

(c)                                  With respect to any systems customer orders which Purchaser assumes hereunder, to the extent Seller or any of its Affiliates receives any prepayments, deposits, down payments or similar amounts prior to the Closing with respect to any such orders, Agilent shall pay or cause to be paid such amounts to Purchaser, less all costs incurred by Seller or such Affiliate of Seller in processing or partially fulfilling such order, within thirty (30) days after receipt by Seller of reasonably satisfactory evidence of shipment to the relevant customer thereof by Purchaser.

(d)                                 With respect to any prepayments or similar amounts that Seller or any of its Affiliates receive prior to the Closing for Service Contracts with respect to a period of performance thereunder falling after the Closing Date, Purchaser shall, within sixty (60) days after the Closing, provide to Seller a written list of all Service Contracts that Purchaser has assumed hereunder where such prepayments have been made.  Purchaser shall furnish such list to Seller within such sixty (60) day period together with reasonably satisfactory written evidence of the existence of such Service Contracts, the making of prepayments thereunder by the customer with respect to periods of performance thereunder that fall after the Closing Date and the amount of such prepayment for such post-Closing period. Seller shall, within ten (10) business days after receipt of such substantiating materials from Purchaser, pay to Purchaser the amount of such prepayment so received by Varian or Agilent for the period of each such Service Contract that is to be performed by Purchaser following the Closing Date. In this connection, whether or not there has been any such prepayment or not, Purchaser will support all Service Contracts with respect to the Business. Furthermore, to the extent Seller receives any service calls or Seller Product order requests that are exclusively related to the Business after the Closing, whether pursuant to a purchase order, contract, service contract, for on-call service or for other forms of service or Seller Product purchases, Seller shall forward all such calls to Purchaser; provided, however, that if Seller receives any service or order calls that relate to Seller Products as well as products that are not Seller Products, Seller shall forward that portion of the service or order call that relates to Seller Products to Purchaser.

6.14                           Non-Solicitation.  Seller hereby agrees that, for a period of three years from the Closing Date, it will not, directly or indirectly, solicit for employment any Transferred Employees; provided, however, that the foregoing provisions will not prevent the Seller from employing any such person who contacts Seller on his or her own initiative without any direct or indirect solicitation by or encouragement from Seller other than solicitations made pursuant to non-targeted general solicitations.

6.15                           Follow-Up Site Visits and Management Interviews. During the two week period immediately following the execution of this Agreement, Purchaser shall be provided with the opportunity to conduct confirmatory site visits and management interviews at the principal offices and various field offices of the Business provided that such site visits and interviews shall be arranged upon reasonable notice to Seller, shall not unreasonably disrupt the personnel and operations of the Varian Companies, shall comply with the reasonable security and insurance requirements of the Varian Companies and shall be at Purchaser’s sole risk and expense. To the extent that Purchaser identifies any materially adverse issue with respect to the Business arising out of such visits or interviews that Purchaser was not aware of upon the signing of this Agreement, Seller and Purchaser agree to use commercially reasonable efforts to resolve such issue by mutual agreement.

6.16                           Manufacturing Trademark License Agreement.  Seller shall grant certain rights with respect to trademarks to Purchaser pursuant to the terms and conditions of that certain Manufacturing Trademark License Agreement in substantially the form attached as an exhibit to the IPMA (the “MTLA”).

ARTICLE VII

CONDITIONS TO CLOSING

7.1                                         Conditions Precedent to Obligations of Purchaser and Seller and the Other Sellers.

The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by the Party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a)                                  No Injunction, etc.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal;

(b)                                 Regulatory Authorizations.  The Consents of the Governmental Authorities listed in Section 7.1(b) of the Disclosure Letter shall have been obtained and shall be in full force and effect; and

(c)                                  Consummation of Varian Merger.  The Varian Merger shall have been consummated.

(d)                                 Escrow Agreement.  The Escrow Agreement shall have been executed and delivered by each of Purchaser, Seller and the Escrow Agent.

7.2                                         Conditions Precedent to Obligation of Seller and the Other Sellers.  The obligation of Seller and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a)                                  Accuracy of Purchaser’s Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement (i) that are qualified as to “Purchaser Material Adverse Effect” shall be accurate as of the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be accurate as of such date); and (ii) that are not qualified as to “Purchaser Material Adverse Effect” shall be accurate as of the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be accurate as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 7.2(a) if such inaccuracies, considered collectively, do not have a Purchaser Material Adverse Effect as of the Closing Date; and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b)                                 Covenants of Purchaser.  Purchaser shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing and Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Purchaser to such effect.

(c)                                  Ancillary Agreements and Other Transaction Documents.  Purchaser shall have executed and delivered the Ancillary Agreements and other Transaction Documents to the extent a party thereto, and each such agreement and document shall be in full force and effect.

(d)                                 Employees.  Both Parties shall have complied with all covenants and satisfied all of the obligations set forth in Sections 6.6 and 6.7.

(e)                                  Business Plan.  No later than three (3) Business Days after the execution of this Agreement by both parties, Purchaser shall have prepared for submittal to all applicable regulatory authorities a business plan with respect to Purchaser’s planned operation of the Purchased Assets and shall have presented such plan to Seller’s antitrust counsel. Furthermore, Purchaser shall, at its own expense, have taken all commercially reasonable actions to present such business plan to the applicable regulatory authorities that will review the transactions contemplated by this Agreement.

7.3                                         Conditions Precedent to Obligation of Purchaser.  The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a)                                  Accuracy of Representations and Warranties of Seller.  The representations and warranties of Seller contained in this Agreement and the other Transaction Documents (i) that are qualified as to “Seller Material Adverse Effect” shall be accurate as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be accurate as of such date); and (ii) that are not qualified as to “Seller Material Adverse Effect” shall be accurate as of the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be accurate as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 7.3(a) if such inaccuracies, considered collectively, do not have a Seller Material Adverse Effect as of the Closing Date; and Purchaser shall have received a certificate dated as of the Closing Date signed by an authorized officer of Seller to such effect.

(b)                                 Covenants of Seller.  Seller shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing and Purchaser shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller to such effect.

(c)                                  Ancillary Agreements and Other Transaction Documents.  Seller shall have executed and delivered, or caused each of the relevant Other Sellers to execute and deliver, the Ancillary Agreements and other Transaction Documents to the extent a party thereto, and each such agreement and document shall be in full force and effect.

ARTICLE VIII

CLOSING

8.1                                         Closing Date.  Unless this Agreement shall have been terminated pursuant to ARTICLE X hereof, (a) the parties shall use commercially reasonable efforts to effect the closing of the sale and transfer of the Purchased Assets and the other transactions hereunder (the “Closing”) within one (1) Business Day after the consummation of the Varian Merger (provided that each of the other conditions set forth in ARTICLE VII hereof shall have been satisfied or duly waived at such time), and (ii) the Closing shall in any event take place within (3) Business Days after the satisfaction or waiver of each of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). The Closing shall take place at the offices of Fenwick & West LLP at 555 California Street, Suite 1200, San Francisco, California at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing (such date of the Closing being herein referred to as the “Closing Date”).  The effective time of the Closing for Tax, operational and all other matters shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Business is conducted, on the Closing Date.

8.2                                         Purchaser Obligations.  At the Closing, (i) Purchaser shall deliver the Purchase Price to Seller as provided in Section 3.2, (ii) Purchaser shall deliver the Escrow Cash to the Escrow Agent, and (iii) Purchaser shall, or shall cause one or more of its Subsidiaries to execute and deliver to Seller the documents described in Section 7.2, and such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3                                         Seller Obligations.  At the Closing, Seller shall execute and deliver to Purchaser, and Seller shall cause such of its Subsidiaries as are party thereto to execute and deliver to Purchaser, the documents described in Section 7.3, and such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

ARTICLE IX

ESCROW FUND AND INDEMNIFICATION

9.1                                         Escrow Fund.  The Escrow Cash shall be deposited with the Escrow Agent, such deposit, together with any interest that may be earned thereon, to constitute an escrow fund (the “Escrow Fund”) and to be governed by the provisions set forth herein and in the Escrow Agreement.  The Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Purchaser Indemnified Person (as such term is defined in Section 9.2(a) below)) for Purchaser Losses (as such term is defined in Section 9.(2)(a) below) pursuant to the indemnification obligations of the Seller. Purchaser shall be responsible for the fees, costs and expenses of the Escrow Agent.

9.2                                         Indemnification.

(a)                                  Following the Closing and subject to the terms and conditions of this ARTICLE IX, Seller shall for itself (where it is acting as Seller) and otherwise as agent for the Other Sellers indemnify, defend and hold harmless Purchaser, its Affiliates, and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Purchaser Indemnified Party” or collectively, the “Purchaser Indemnified Parties”) from and against, and shall compensate and reimburse each Purchaser Indemnified Party for, all Losses imposed upon or incurred by such Purchaser Indemnified Party (“Purchaser Losses”), with respect to (i) any breach of any representation or warranty of Seller set forth in this Agreement, any other Transaction Document or in the certificate delivered pursuant to Section 7.2(a), (ii) any breach of any covenant or agreement of Seller herein or in any other Transaction Document, or (iii) any Excluded Liabilities.  A Purchaser Indemnified Party shall not be entitled to recover more than once for the same Purchaser Loss.

(b)                                 Following the Closing and subject to the terms and conditions provided in this ARTICLE IX, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Seller Indemnified Party”) from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party (“Seller Losses”), with respect to (i) any breach of any representation or warranty of Purchaser set forth in this Agreement, any other Transaction Document or in the certificate delivered pursuant to Section 7.3(a), (ii) any breach of any covenant or agreement of Purchaser herein or in any other Transaction Document, or (iii) any of the Assumed Liabilities.  A Seller Indemnified Party shall not be entitled to recover more than once for the same Seller Loss.

(c)                                  For purposes of the foregoing Sections 9.2(a)(i) and 9.2(b)(i), in determining the amount of any Purchaser Losses or Seller Losses, as the case may be, no effect shall be given to any qualification in the relevant representations and warranties as to materiality or Seller Material Adverse Effect; provided that full effect shall be given to all such qualifications for purposes of determining the existence of a breach of any representation or warranty.

(d)                                 Notwithstanding the foregoing, Purchaser Losses and Seller Losses shall not include, and in no event shall any Purchaser Loss or Seller Loss be recoverable under the terms of this Agreement to the extent it consists of, indirect, consequential, punitive, special or exemplary damages (provided however it is acknowledged and agreed that the Symmetrical Supply Agreement and the Transition

Services Agreement do provide for the recovery of consequential damages upon and subject to the terms set forth therein).

9.3                                         Certain Limitations.

(a)                                  If the transactions contemplated by this Agreement are consummated, recovery from the Escrow Fund shall be the sole and exclusive remedy of Purchaser for all obligations of Seller and its Affiliates under this Agreement and the other Transaction Documents. Notwithstanding anything contained herein to the contrary, no Purchaser Indemnified Person may make a claim for any cash from the Escrow Fund in respect of any claim for indemnification that is made pursuant to clauses (i) and (ii) of the first sentence of Section 9.2(a), unless and until the Purchaser Indemnified Persons have incurred Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount (as defined below)) in excess of the Threshold (as defined below) which are conclusively determined to be subject to indemnification hereunder and a notice of claim pursuant to Section 9.4 describing such Purchaser Losses in excess of the Threshold has been delivered prior to the Escrow Release Date.

(b)                                 Notwithstanding anything contained herein to the contrary, (i) Seller (on behalf of itself and as agent for the Other Sellers) shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses under this Agreement or any other Transaction Document in an amount in excess of 20% of the Purchase Price, provided that Purchaser Losses incurred with respect to Excluded Liabilities shall not be counted toward the above-referenced 20% limit, and (ii) Purchaser (on behalf of itself and as agent for any Affiliates) shall not be obligated to indemnify Seller Indemnified Parties for aggregate Seller Losses under this Agreement or any other Transaction Document in an amount in excess of 20% of the Purchase Price, provided that Seller Losses incurred with respect to Assumed Liabilities shall not be counted toward the above-referenced 20% limit.

(c)                                  Notwithstanding anything contained herein to the contrary, Seller (on behalf of itself and as agent for the Other Sellers) shall not be obligated to indemnify the Purchaser Indemnified Parties under this Agreement (x) with respect to any individual Purchaser Loss or series of related Purchaser Losses involving an amount that is less than ten thousand dollars ($10,000) (the “Minimum Amount”) and (y) unless and until the aggregate Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) conclusively determined to be subject to such indemnification collectively exceed three hundred thousand dollars ($300,000) (the “Threshold”), whereupon such indemnification shall be made by Seller only with respect to the amount of such Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) in excess of  the Threshold.

(d)                                 Notwithstanding anything contained herein to the contrary, Purchaser shall not be obligated to indemnify the Seller Indemnified Parties under this Agreement (x) with respect to any individual Seller Loss or series of related Seller Losses involving an amount that is less than the Minimum Amount and (y) unless and until the aggregate Seller Losses (excluding individual Seller Losses or related Seller Losses less than the Minimum Amount) conclusively determined to be subject to such indemnification collectively exceed the Threshold, whereupon such indemnification shall be made by Purchaser only with respect to the amount of such Seller Losses (excluding individual Seller Losses or related Seller Losses less than the Minimum Amount) in excess of the Threshold.

(e)                                  The representations and warranties of Seller and Purchaser contained in ARTICLE IV and ARTICLE V, respectively, of this Agreement and any other Transaction Document shall survive the Closing until the expiration of twelve (12) months following the Closing (the “Escrow Release Date”), except for the representations and warranties contained in Section 4.8 (Tax Matters) which shall survive the Closing until the expiration of 3 years following the Closing.  The covenants and agreements contained in this Agreement shall survive the Closing until the date or dates explicitly specified therein or, if not so specified, until the expiration of the applicable statute of limitations with respect to the matters contained therein provided that, notwithstanding anything herein to the contrary, the obligations of Purchaser and Affiliates with respect to Assumed Liabilities, and the obligations of Seller and its Subsidiaries with respect to Excluded Liabilities, shall survive the Closing for an indefinite period.

(f)                                    The obligations to indemnify and hold harmless a Party pursuant to Sections 9.2(a)(i), 9.2(a)(ii), 9.2(b)(i) or 9.2(b)(ii) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 9.3(e); provided, however, that any matter as to which a Notifying Party has asserted a claim for indemnity pursuant to this Article IX during the applicable survival period specified in Section 9.2(d) above which is pending or unresolved at the end of the applicable survival period shall continue to be covered by this Article IX until such matter is finally terminated or otherwise resolved by the Parties or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

(g)                                 Without limiting the effect of any other limitation contained in this ARTICLE VII, for purposes hereof, no representation or warranty of Seller in any Transaction Document is deemed to be or to have been inaccurate if on or prior to the date of this Agreement, the Purchaser had knowledge of the inaccuracy of such representation or warranty. For the purposes of this Section 9.3(g), Purchaser will be deemed to have knowledge of an inaccuracy of a representation and warranty of Seller if the facts underlying such inaccuracy were disclosed to Purchaser, its representatives or advisors as part of (i) management presentations conducted for Purchaser, its representatives and advisors in connection with the transactions contemplated by this Agreement, or (ii) the data room which was open for inspection by Purchaser, its representatives and advisors prior to the date hereof.

9.4                                         Indemnification Procedures, Third Party Claims.

(a)                                  General Claim Procedure. In the event any Indemnified Party should have a claim against any Indemnifying Party for indemnification of Losses hereunder, the Notifying Party shall deliver a notice of such claim with reasonable promptness to the Indemnifying Party and, when the Notifying Party is the Purchaser, to the Escrow Agent, stating in reasonable detail the nature and basis of such claim (including, to the extent such claim relates to a Third Party Claim,  details of each claim made by a third party in connection with such Third Party Claim and the provision of copies of the relevant documents received by the Indemnified Party evidencing such Third Party Claim), the amount of the claim, to the extent known, and the basis for the indemnification sought. Notwithstanding the foregoing, any failure of the Notifying Party to give such notice promptly shall not relieve the Indemnifying Party from Liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby.  If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice or fails to notify the Notifying Party within thirty (30) days after delivery of such notice by the Notifying Party whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the Notifying Party’s notice shall be conclusively deemed a liability of the Indemnifying Party and, subject to the limitations set forth in this ARTICLE IX, the Purchaser Indemnifying Party shall pay the amount of such Seller Loss to the Seller Indemnified Party on demand or the Escrow Agent shall release from the Escrow Fund an amount equal to the Purchaser Loss to the Purchaser Indemnified Party, as applicable.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the dispute shall be resolved in accordance with the provisions of Section 11.1 below. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall pay, or the Escrow Agent on behalf of the Seller Indemnifying Party shall release from the Escrow Fund, as applicable, the amount of any such Loss no later than ten (10) business days following the determination of the Indemnifying Party’s liability (whether such determination is made pursuant to the procedures set forth in this Section 9.4(a), by agreement between the Indemnifying Party and the Notifying Party or by final adjudication).

(b)                                 Third Party Claims.  Promptly after the receipt by any Indemnified Party of a notice of any Proceeding by any third party that may be subject to indemnification under this ARTICLE IX, including any Proceeding relating to any Excluded Liability or Assumed Liability (a “Third Party Claim”), the Notifying Party shall give written notice of such Proceeding to the Indemnifying Party in accordance with Section 9.4(a) above. Notwithstanding the foregoing, failure of the Notifying Party to give such notice shall not relieve the Indemnifying Party from Liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby.  Thereafter, the Notifying Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Proceeding.  The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the Third Party Claim upon written notice to the Notifying Party delivered within thirty (30) days after receipt of the particular notice from the Notifying Party.  So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith and notified the Notifying Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its own sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed).  Whether or not the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, the provisions of this Section 9.4(a) shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.11.

(c)                                  Equitable Remedies.  In the case of any Third Party Claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future activity and conduct of the Business), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(d)                                 Treatment of Indemnification Payments; Insurance Recoveries.  Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price.  Any indemnity payment under this Agreement shall be decreased by any amounts actually recovered by the Indemnified Party under third party insurance policies with respect to such Loss (net of any premiums paid by such Indemnified Party under the relevant insurance policy), each Party agreeing (i) to use all reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to the Indemnified Party prior to the recovery by the Indemnified Party of such insurance proceeds, such amounts actually recovered by the Indemnified Party shall be promptly paid to the Indemnifying Party.

9.5                                         Remedies Exclusive.  Following the Closing, with the exception of remedies based on fraud, the indemnification rights set forth in this ARTICLE IX shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any losses, damages, Liabilities, settlements, judgments, awards, penalties, fines, costs or expenses (including, without limitation, reasonable legal, expert and consultant fees and expenses) of any kind or nature incurred directly or indirectly resulting from or arising out of, under or with respect to any of this Agreement, the Business, the Purchased Assets, the Excluded Assets, the IPMA, the MTLA, the Assumed Liabilities, the Excluded Liabilities, the Transition Services Agreement or any of the other Transaction Documents (other than the Symmetrical Supply Agreement) (it being understood that nothing in this Section 9.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing).  Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

9.6                                         Exercise of Remedies by Persons Other than the Parties.  No Purchaser Indemnified Party (other than Purchaser or any successor or assignee of Purchaser) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor or assignee of Purchaser) consents to the assertion of the indemnification claim or the exercise of the other remedy.  No Seller Indemnified Party (other than Seller or any successor or assignee of Seller) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless the Seller (or any successor or assignee of Seller) consents to the assertion of the indemnification claim or the exercise of the other remedy.

ARTICLE X

TERMINATION

10.1                                   Termination Events.  Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a)                                  by mutual consent of the Parties;

(b)                                 by any Party by notice to the other Party in the event of the termination of the Varian Merger Agreement in accordance with its terms;

(c)                                  after July 25, 2010 (the “Outer Date”), by any Party by notice to the other Party if the Closing shall not have been consummated on or prior to the Outer Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform in all material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; provided, further, that in the event of such failure by one Party or its Affiliate, the other Party may extend such period for an additional period of up to a maximum of 30 days to enable such Party or its Affiliate to satisfy the conditions set forth in Section 7.1(b); or

(d)                                 by any Party by notice to the other Party, if (i) a final, non-appealable order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any federal or state court in the United States having jurisdiction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or any U.S. federal or state Law has been enacted that would make the consummation of the transactions contemplated by this Agreement to occur on the Closing Date illegal.

10.2                                   Effect of Termination.  In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no Liability on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party (or such other persons or entities), except that the provisions of Sections 6.2(b), 6.4 and ARTICLE XI of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof.  Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve either party of any Liability for willful breach of this Agreement.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1                                   Dispute Resolution.  Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise, including any claims by any Party for indemnification of Losses pursuant to ARTICLE IX (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.1.

(a)                                  Negotiation.  The Parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation.  Within thirty (30) days after notice of a Dispute is given by either Party to the other Party, representatives of each Party shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute without the necessity of any formal proceedings.  If the Dispute has not been resolved within thirty (30) days of the first meeting of the Parties for such purpose, then such Dispute shall be referred to the Chief Financial Officer of each Party who shall meet within thirty (30) days after the end of the first 30 day negotiating period to attempt to resolve the matter.  During the course of negotiations under this Section 11.1, all reasonable requests made by one Party to the other for information, including requests for copies of relevant documents, will be honored.  The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other Party.  All negotiations between the Parties pursuant to this Section 11.1(a) shall be treated as compromise and settlement negotiations.  Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

(b)                                 Failure to Resolve Disputes.  In the event that any Dispute arising out of or related to this Agreement is not settled by the Parties within fifteen (15) days after the first meeting of the Chief Financial Officers of the Parties under Section 11.1(a), the Parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

(c)                                  Proceedings.  Nothing herein, however, shall prohibit either Party from initiating litigation or other judicial or administrative proceedings if such Party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation.  In the event that litigation is commenced under this Section 11.1(c), the Parties agree to continue to attempt to resolve any Dispute according to the terms of Section 11.1(a) during the course of such litigation proceedings under this Section 11.1(c).

(d)                                 Pay and Dispute.  Except as provided herein, in the event of any dispute regarding payment of a third-party invoice (subject to standard verification of receipt of products or services), the Party named in a third party’s invoice must make timely payment to such third party, even if the Party named in the invoice desires to pursue the dispute resolution procedures outlined in this Section 11.1.  If the Party that paid the invoice is found pursuant to this Section 11.1 to not be responsible for such payment, such paying Party shall be entitled to reimbursement, with interest accrued at an annual rate of the Prime Rate, from the Party found responsible for such payment.

11.2                                   Notices.  All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person, upon receipt by the sender of answer-back confirmation when telefaxed, or on the next Business Day when sent by overnight courier, and

If to Seller:		Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Santa Clara, CA 95051
Attention: Chief Executive Officer
Facsimile: (408) 345-8958

with copies to:		Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Mailstop 1A-11
Santa Clara, CA 95051
Attention: Marie Oh Huber, General Counsel
Telephone: (408) 345-8039
Facsimile: (408) 345-8958

Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104
	Attention:	Douglas N. Cogen
Lynda M. Twomey
Telephone: (415) 875-2300
Facsimile: (415) 281-1350

If to Purchaser:		Bruker Corporation
40 Manning Road
Billerica, MA 01821
	Attention:	Frank H. Laukien, Ph.D.
President and Chief Executive Officer
Telephone: (978) 663-3660
Facsimile: (978) 667-2917
Email: frank.laukien@bruker.com

with a copy to:		Nixon Peabody LLP
100 Summer Street
Boston, MA 02110
Attention: Richard M. Stein
Telephone: (617) 345-6193
Facsimile: (866) 382-6139
Email: rstein@nixonpeabody.com

or to such other address as any such Party shall designate by written notice to the other Party.

11.3                                   Bulk Transfers.  Purchaser waives compliance with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets.

11.4                                   Severability.  If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other persons or circumstances other than those which it is determined to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and Seller and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

11.5                                   Further Assurances; Further Cooperation.  Subject to the terms and conditions hereof, each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law.  From time to time, whether at or after the Closing, Seller or its Subsidiaries (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets and, solely as stated in the IPMA, any of the Transferred Intellectual Property Rights, Transferred Trademarks or the Transferred Licenses, and Purchaser will execute and deliver such further instruments and take such other action, at Seller’s sole expense, as Seller or its Subsidiaries may reasonably require to more effectively assume the Assumed Liabilities.

11.6                                   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.  Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.6.

11.7                                   Expenses.  Except as otherwise expressly provided herein, whether or not the Closing occurs, Seller and Purchaser shall each pay their respective expenses (such as legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement, the Ancillary Agreements and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

11.8                                   Assignment.  This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

11.9                                   Amendment; Waiver.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties.  No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving.  Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.10                             Specific Performance.  The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof and thereof and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.  The rights and remedies of the Parties shall be cumulative (and not alternative).

11.11                             Third Parties.  This Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party nor create or establish any third party beneficiary hereto other than the provisions of ARTICLE IX hereof with respect to indemnification but subject to the terms thereof.

11.12                             Governing Law.  This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of California (whether arising in contract, tort, equity or otherwise), without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of California.

11.13                             Consent to Jurisdiction.  Each Party irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of the Parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 11.2 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the Parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.14                             Disclosure Letter.  Disclosures included in any section of the Disclosure Letter shall be considered to be made for purposes of another section to the Disclosure Letter to the extent that the relevance or applicability of the disclosure to such other section of the Disclosure Letter is reasonably apparent.  Inclusion of any matter or item in the Disclosure Letter does not imply that such matter or item would, under the provisions of this Agreement, have to be included in the Disclosure Letter or that such matter or item is otherwise material.

11.15                             Entire Agreement.  This Agreement, the Ancillary Agreements, the other Transaction Documents, the Confidentiality Agreement, Annex A, the Disclosure Letter and the Exhibits and Schedules hereto set forth the entire understanding of the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties or their respective Subsidiaries other than those set forth or referred to herein or therein.  In the event of any inconsistency between the provisions of this Agreement and any other Transaction Document, the provisions of this Agreement shall prevail.

11.16                             No Joint Venture.  Nothing in this Agreement creates a joint venture or partnership between the Parties.  This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party.  The Parties are independent contractors with respect to each other under this Agreement.  Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.17.

11.17                             Limitation on Liability.  NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT TO THE CONTRARY, EXCEPT AS EXPRESSLY PROVIDED IN THE TRANSITION SERVICES AGREEMENT OR THE SYMMETRICAL SUPPLY AGREEMENT, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, INDIRECT OR PUNITIVE DAMAGES (INCLUDING WITHOUT LIMITATION, LOST PROFITS, LOSS OF REVENUE OR LOST SALES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed as of the date first above written.

BRUKER CORPORATION

By:	/s/ Frank H. Laukien
Name: Frank H. Laukien
Title: President & Chief Executive Officer

AGILENT TECHNOLOGIES, INC.

By:	/s/ Sheila Barr Robertson
Name: Sheila Barr Robertson
Title: Vice President, Corporate Development and Strategy

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

ANNEX A

“Affiliate” means (a) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse, and (iii) any Business Entity that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a person that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with the Business Entity.

“Agreement” shall have the meaning set forth in the Recitals to this Agreement.

“Assumed Contracts” has the meaning set forth in Section 2.1 hereof.

“Automatic Transferred Employees” shall mean those Business Employees where local employment Laws, including but not limited to the Transfer Regulations, provide for an automatic transfer of employees upon the transfer of a business as a going concern and such transfer occurs by operation of Law.

“Business” means the business conducted by Seller and its Subsidiaries as of immediately prior to the Closing that is exclusively related to the development, manufacturing, marketing, distribution, sale, support and maintenance of the Seller Products.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in California are permitted or required by Law to close.

“Business Employee” shall mean (i) the employees of any of the Varian Companies engaged in the Business as set forth in Schedule 6.6 to the Disclosure Letter (which schedule shall be delivered to Purchaser promptly following the signing of this Agreement and further revised prior to the Closing as contemplated pursuant to Section 6.6 hereof), including (A) any such employees on temporary leave for purposes of jury or annual two-week national service/military duty, or equivalent under local Law, employees on vacation and employees on a regularly scheduled day off from work and (B) any such employees who on the Closing Date are on maternity or paternity leave, education leave, military leave with veteran’s re-employment rights under federal Law, leave under the Family Medical Leave Act of 1993, approved personal leave, short-term disability leave or medical leave or equivalent under local Law, unless otherwise required under local employment Laws, excluding any such employees on long-term disability or whose employment with any of the Varian Companies has terminated prior to the Closing, (ii) each additional employee of any of the Varian Companies hired by the Business between the date hereof and the Closing Date in the ordinary course of business or hired by any of the Varian Companies in the ordinary course of business to replace employees who have terminated employment or taken leave between the date hereof and the Closing Date, and (iii) each other employee of any of the Varian Companies that Seller and Purchaser have mutually agreed to prior to the Closing Date or whose transfer to Purchaser and its Subsidiaries is required under local Law.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Business Technology” shall have the meaning set forth in the IPMA.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Consent” has the meaning set forth in Section 6.3 hereof.

“Contract” means any written or oral commitment, contract, subcontract, license, sublicense, lease, instrument, indenture, note or legally binding commitment or undertaking of any nature.

“Environmental Claim” shall mean any written claim, proceeding, suit, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” shall mean any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards regarding the protection or clean-up of the environment, any Hazardous Material Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including without limitation protection of health and safety of employees.  Environmental Laws shall include, without limitation, the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local law, each as amended.

“Escrow Cash” means an amount of cash equal to 20% of the Purchase Price.

“Excluded Assets” has the meaning set forth in Section 2.2 hereof.

“Hazardous Materials” shall mean any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including, without limitation, petroleum, petroleum products, by-products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“Income Tax” shall mean all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum Taxes and any Taxes on items of tax preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes), (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above or (iii) withholding taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

“Indebtedness” means (i) all outstanding obligations for senior debt and subordinated debt and any other outstanding obligation for borrowed money, including that evidenced by notes, bonds, debentures or other instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (ii) any outstanding obligations under capital leases and purchase money obligations (other than trade accounts payable), (iii) any amounts owed with respect to drawn letters of credit and (iv) any outstanding guarantees of obligations of the type described in clauses (i) through (iii) above.

“Indemnified Party” shall mean a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” shall mean the Party obligated to indemnify a Notifying Party’s Indemnified Parties.

“Industry-Wide Plan” means any scheme, plan, fund or arrangement, which provides Retirement Benefits to or in respect of Automatic Transferred Employees in which employers may participate even if they are not within the same corporate group as the other participating employers.

“Intellectual Property Rights” or “IPR” means the rights associated with the following anywhere in the world: (a) patents and utility models, and applications therefore (including any continuations, continuations-in-part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing) (“Patents”); (b) trade secrets and all other rights in or to confidential business or technical information (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefore, moral rights and all other rights corresponding to the foregoing (“Copyrights”); (d) industrial design rights and any registrations and applications therefore (“Industrial Designs”); (e) databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of any jurisdiction, whether registered or unregistered, and any applications for registration therefor (“Database Rights”); (f) mask works, and mask work registrations and applications therefor (“Mask Work Rights”); (g) trademarks and service marks, whether registered or unregistered, and the goodwill appurtenant to each of the foregoing (“Trademarks”); and (h) any similar, corresponding or equivalent rights to any of the foregoing.  Intellectual Property Rights specifically excludes contractual rights (including license grants from third parties).

“IRS” shall mean the United States Internal Revenue Service.

To “the knowledge of” a Party shall mean, with respect to Seller, the actual knowledge of Gordon Tredger, Peter De Haan, John Miller, John Pulsford, Sean Wirtjes, Paul van den Engel, Emyr Lewis, Pim Janse, Andrew Ryan, Dr. Iouri Kalinitchenko, John Ivett, Seamus Flanagan, Chris Kellogg, Felician Muntean and Charlie Schmidt, and with respect to Purchaser, the actual knowledge of the senior executive officers of Purchaser.

“Landlord” shall mean a landlord, sublandlord, licensor or other party granting the right to use or occupy real property.

“Law” means any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Liabilities” shall mean any debt, liability or obligation (whether pecuniary or not, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), charge, security interest or option.

“Losses” means any and all direct and actual out-of-pocket Liabilities (including any Liabilities for Taxes), losses, damages, settlements, judgments, awards, penalties, fines, costs or expenses (including, without limitation, reasonable legal, expert and consultant fees and expenses) but excluding (i) any special, indirect, consequential, exemplary or punitive damages (including without limitation, lost profits, loss of revenue or lost sales) and (ii) any legal fees incurred in connection with the dispute resolution process described in Section 9.3.

“Non-U.S. Benefit Plans” means each plan, scheme, fund or arrangement of Seller, Varian and/or any of their respective Subsidiaries within the Business operated outside the United States which provides Retirement Benefits to or in respect of Non-U.S. Employees, including any such plan, scheme, fund or arrangement which has not been disclosed to Purchaser, but not including any mandatory government or social security pension arrangements, or any other plans, funds or arrangements operated entirely within the United States or primarily for the benefit of employees of Seller and its Subsidiaries who are not Non-U.S. Employees.

“Non-U.S. Employees” means each Business Employee employed other than in the United States by Seller, Varian or any of their respective Subsidiaries, other than any employees considered to be U.S. expatriates by Seller or Varian.

“Notifying Party” shall refer to the party hereto whose Indemnified Parties are entitled to indemnification hereunder.

“ordinary course of business” means in the ordinary course of the operation of the Business, consistent with past practices of the Business.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, either (A) not delinquent or (B) being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business, and (iv) Liens that do not materially affect or detract from the ownership or use of the underlying Purchased Asset for the purpose it is being utilized for by Seller or its Subsidiaries on the Closing Date.

“Person” means an individual, Business Entity or Government Authority.

“Prime Rate” shall mean the rate of interest as announced from time to time by JPMorgan Chase at its principal office in New York City as its prime lending rate, the Prime Rate to change when and if such prime lending rate changes.

“Proceeding” means any claim, action, arbitration, audit, hearing, inquiry, examination, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Purchased Assets” has the meaning set forth in Section 2.1 hereof.

“Purchaser Material Adverse Effect” means a material adverse effect on the financial or legal ability of Purchaser to consummate the transactions contemplated hereby and any essential documents delivered or entered into in connection herewith.

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“Retirement Benefits” means any pension, lump sum, gratuity or similar benefit provided or to be provided on or after retirement (including early retirement), death or disability in respect of an Employee’s employment, but excluding benefits provided under an arrangement, the sole purpose of which is to provide benefits on the accidental injury or death of an Automatic Transfer Employee.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Material Adverse Effect” means any change, circumstance, event or effect that is materially adverse to the Purchased Assets or to the business, operations, financial condition or results of operations of the Business, in each case taken as a whole, provided that none of the following shall be deemed, either alone, or in combination, to constitute a Seller Material Adverse Effect:  any change, circumstance, event  or effect resulting from or arising out of (a) the public announcement of the entering into of this Agreement or the other Transaction Documents, the pendency of the transactions contemplated hereby or thereby or any other publicity, leak or rumor with respect thereto, (b) the performance by Seller or any Other Seller of its obligations under this Agreement or the other Transaction Documents and any actions taken by Seller or its Affiliates at Purchaser’s request, (c) general business and economic conditions, including prevailing interest rates, (d) general conditions in the industry or market in which the Business is conducted, (e) any change or development in Laws applicable to the Business or the Purchased Assets or the enforcement thereof, (f) any change related to the Excluded Assets or the Excluded Liabilities or (g) any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof unless, in the case of the foregoing clauses (c), (d), (e) and (g), such changes, circumstances, events or effects referred to therein disproportionately impact the Business in a material manner relative to the industry or market in which the Business competes as a whole; provided that in determining whether a Seller Material Adverse Effect has occurred with respect to changes, circumstances, events or effects resulting from or arising out of one or more Contracts, it shall be taken into consideration whether such alternatives or replacements to such Contracts are commercially available on comparable terms without disruption to the Business.

“Seller Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each severance, change in control, deferred compensation, retention or employment plan, program or agreement, each  vacation, insurance coverage, disability coverage, disability benefits, death benefits, workers’ benefits, pension, profit sharing, retirement, incentive, bonus plan, program or policy, and each stock option, stock purchase, and restricted stock plan, program or policy, in each case, under which any employee or former employee of the Business has any present or future right to benefits and under which Seller, Varian or any of their respective ERISA Affiliates has had or has any present or future Liability.

“Seller Products” has the meaning set forth in Section 2.1 hereof.

“Seller Retirement Plan” shall mean each scheme, plan, fund or arrangement of Seller or any of the Varian Companies, which provides Retirement Benefits to or, in respect of Automatic Transferred Employees (not including any mandatory state or social security plan or Industry-Wide Plan in which any member of Seller participates for the benefit or, in respect of Automatic Transferred Employees).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other Business Entity of which Purchaser, Seller or such other Person, as applicable (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other Business Entity.

“Tax” or “Taxes” shall mean all taxes, including income, gross receipts, ad valorem, VAT, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by any Governmental Authority, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any Liability for the Taxes of another Person.

“Tax Return” shall mean any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transferred Intellectual Property Rights” means (a) the Patents identified in Part A of Schedule 2.1(vii) to the Disclosure Letter, (b) the Copyrights, Industrial Designs, Database Rights and Mask Work Rights identified in Part B of Schedule 2.1(vii) of the Disclosure Letter, (c) the Trademarks identified in Part C of Schedule 2.1(vii) of the Disclosure Letter, and (d) the Trade Secrets that are used in the Business and identified in Part D of Schedule 2.1(vii) of the Disclosure Letter.

“Transferred Licenses” means the agreements between Seller or its Subsidiaries and a third party identified in Schedule 2.1(ix) of the Company Disclosure Letter.

“Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”) and the legislation and regulations of any EU Member State implementing such Acquired Rights Directive.

“Varian Companies” means Varian, Inc., a Delaware corporation, and its direct and indirect Subsidiaries.

Schedules and Exhibits

The following schedules and exhibits to the foregoing Asset Purchase Agreement are omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant will furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission supplementally upon request.

Exhibit A: Intellectual Property Matters Agreement

Exhibit B: Bill of Sale

Exhibit C: Assignment and Assumption Agreement

Exhibit D: Local Asset Transfer Agreements

Exhibit E: Escrow Agreement

Exhibit F: Transition Services Agreement

Exhibit G: Symmetrical Supply Agreement

Exhibit H: Service Letter Agreement

List of Schedules

Schedule 2.1(i)	Seller Products
Schedule 2.1(ii)	Tangible Assets
Schedule 2.1(vi)	Assumed Contracts
Schedule 2.1(vii)	Transferred Intellectual Property Rights
Schedule 2.1(ix)	Transferred Licenses
Schedule 2.2(xvii)	Other Excluded Assets
Schedule 4.1	Corporate Existence
Schedule 4.2	Corporate Authority
Schedule 4.3	Governmental Approvals and Consents
Schedule 4.4	Purchased Assets
Schedule 4.5	Contracts
Schedule 4.6	Litigation
Schedule 4.7	Intellectual Property
Schedule 4.8	Tax Matters
Schedule 4.9	Compliance with Laws
Schedule 4.10	Environmental Matters
Schedule 4.11	Financial Information
Schedule 4.12	Employees
Schedule 4.13	Inventory
Schedule 4.14	Fair Consideration; No Fraudulent Conveyance
Schedule 4.15	Finders; Brokers
Schedule 6.6	Business Employees
Schedule 7.1(b)	Required Consents